             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON


                               SEPTEMBER 14, 1999


===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1


                                   FORM 10-SB
        REGISTRATION STATEMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934


===============================================================================

                            SIMEX TECHNOLOGIES, INC.
          (Name of Small Business Issuer as Specified in its Charter)

DELAWARE                                                              58-2465647
(State or Other Jurisdiction of                  (I.R.S. Employer Identification
Incorporation or Organization)                                           Number)

Suite 995, 3475 Lenox Road, NE, Atlanta, GA 30326
--------------------------------------------------
(Address of principal executive offices and zip code)

Issuer's telephone number, including area code:  (404) 812-3130.

           SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT

                                      NONE

           SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT



                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------

                                (TITLE OF CLASS)






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                                     PART I


         ITEM 1. DESCRIPTION OF BUSINESS. SIMEX Technologies, Inc., a Delaware corporation together with its subsidiaries, is referred to herein as the "Company." The principal operating subsidiary is SIMEX A/S and is referred to herein as "SIMEX A/S," a Norwegian corporation.


          Some of the information in this Registration Statement may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements ("Cautionary Statements") include: the general strength or weakness of the Company's products, the industry, and the pricing policies of competitors. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by such Cautionary Statements.


         All amounts throughout this Registration Statement are expressed in U.S. dollars unless otherwise indicated.

         OVERVIEW


         The Company is a diversified construction, engineering and service company which offers a full range of services to its customers. The Company derives its revenues primarily from customers in Norway and the North Sea, and to a lesser extent, from international customers. The Company holds all of the certifications available for a civil engineering company in the country of Norway. The Company's services are divided equally between off-shore oil and gas projects and on-shore commercial, industrial and government projects. In order to improve operating efficiencies and to provide more meaningful financial reporting, the Company has divided its business operations into four business segments:

         - Construction Services - This segment includes all operations, both off-shore and on-shore, involved in the design, engineering and installation of technical systems, including (a) heating, ventilation, air conditioning, and cooling ("HVAC"), (b) plumbing, (c) refrigeration/cooling and (d) electrical. For the first half of 1999, the Construction Services segment comprised approximately 53% of the Company's gross revenues.

         - Maintenance and Service - This segment includes all operations related to service and maintenance contracts. Management's goal is to establish and market its service capabilities as a separate operating unit. For the first half of 1999, the Maintenance and Service segment comprised approximately 13% of the Company's gross revenues.

         - Production - This segment includes all operations involved with the design and manufacture of the Company's products. The Company produces several products in its manufacturing facilities such as customized machinery, industrial doors, ice, refrigeration and cooling equipment, oil well caps and ventilation systems. The Company has designed an innovative ventilation system known as the "SIMDUCT" spiral duct product. For the first half of 1999, the Production Services segment comprised 19% of the Company's gross revenues.

         - Post-Tensioning - This segment includes the Company's international post-tensioning operations which represent a technical skill provided by a relatively few companies in the world. The Company is engaged in concrete post-tensioning construction for off-shore oil and gas production platforms as well as buildings, bridges, tunnels, piers and other concrete construction projects. The Company has created a unique post-tensioning system known as the "SIMCON Post-Tensioning" system which distinguishes the Company from its competitors. For the first half of 1999, the Post-Tensioning segment comprised 11% of the Company's gross revenues.





         The Company's predecessor corporation was originally organized in 1983 with limited operations until its reorganization with SIMEX A/S on April 28, 1998. Under the terms of the reorganization, the principal shareholders of SIMEX A/S became the majority shareholders of the Company, and SIMEX A/S became a wholly-owned subsidiary of the Company. Substantially all of the Company's revenues are derived from the operations of SIMEX A/S.


         SIMEX A/S began operations in 1980 as an engineering and service company based in Stavanger, Norway. In May of 1998, SIMEX A/S acquired Norsk Kjoleindustri A/S ("Norwegian Cooling Industries"), which is an HVAC equipment design, manufacturer and maintenance organization that, among its products, manufactures and installs ice machines and other cooling equipment for a variety of applications. In late 1998, SIMEX A/S also acquired four (4) other companies engaged in welding, manufacturing and service businesses, which compliment and diversify the materials and services that SIMEX A/S offers to its existing customers as a full-house service organization. This expansion of the number of products and services positions the Company to compete with other engineering and construction companies and to expand its services to other markets. SEE "RECENT ACQUISITIONS."

         In April of 1999, the Company reincorporated as a Delaware corporation and changed its name to SIMEX Technologies, Inc.

         INDUSTRY BACKGROUND


         The Company engages in the construction, engineering, installation and maintenance of large-scale projects with a significant presence in the off-shore oil production service industry. SIMEX A/S has participated in the construction and maintenance of a majority of the large-scale off-shore oil production platforms that were built during the 1980s and early 1990s. The Company offers not only post-tensioning services but also HVAC, electrical, plumbing and maintenance services for the off-shore industry. Oil production in the North Sea area of Norway is second in the world, with Saudi Arabia ranking first. There are approximately thirty off-shore oil production platforms operating in the North Sea. These platforms are owned by the major oil companies of the world including Shell Oil, Exxon, Statoil (the Norwegian State oil company), Conoco, Phillips Petroleum, Amarada Hess and others. SIMEX A/S recently completed (May 1999) its contract with Taylor Woodrow Civil Engineering (UK) for post-tensioning and engineering for the construction of an oil and gas platform located in the Danish oil field known as South Arne. SIMEX A/S manufactured all of the post-tensioning steel ducts in its manufacturing facility in Stavanger, Norway which were shipped to the job site. The Company has other projects for the provision of construction services in the off-shore industry. See "New Construction".

         In the on-shore market, the Company participates in a variety of projects such as the manufacture and installation of ice machines, the construction of cooling plants and the provision of HVAC, electrical and plumbing services for customers. The Company is one of the few companies in Norway who offers a full range of services for its customers which results in time and cost savings.

         The Company operates in an industry with a relatively high barrier of entry. In the off-shore, oil and gas industry, most companies only engage contractors who operate under the ISO 9000 specification to perform construction activities. In Norway, companies which engage in construction projects, in the off-shore as well as on-shore market, must also comply with stringent government regulations and reporting requirements. These regulations and reporting requirements have forced many smaller companies to discontinue operations. These regulations and reporting requirements have also caused a consolidation of companies in the industry. See "Regulation".

         PRODUCTS AND SERVICES

         The Company is one of a limited number of companies that manufacture galvanized and stainless steel duct tubing in the region. The Company has designed a spiral duct product "SIMDUCT" in galvanized, aluminum and stainless steel for HVAC systems which it manufactures at its facility in Stavanger, Norway. Contractors who use this product for oil production projects include ABB, Aker Marine, Kvaerner Oil and Gas, Hyundai, Elf Oil and other international contractors. These contractors, as well as others, continue to utilize the Company's products and services. For example, these contractors have installed the SIMDUCT product in several off-shore oil platforms in the North Sea including Ekofisk 2, Heidrun TLP and Oseberg, and the SIMDUCT products have also been installed in onshore commercial oil and gas facilities. Several of the aforementioned contractors require that the SIMDUCT product be installed in all new and refurbished oil production facilities and utilized in all system upgrades in existing oil production facilities.

         The Company manufactures and installs through its subsidiary, Norwegian Cooling Industries, a variety of ice and refrigeration products for various uses, including the fishing industry and the oil and gas industry, for which there is a growing worldwide demand. Norwegian Cooling Industries manufactures and distributes the "Kuldvakten" HVAC monitoring and control system which is used in a variety of applications, including supermarkets, food production and distribution, marine vessels and hospitals. The Company has also acquired in the acquisition of Weld Tech A/S a sophisticated, computer-operated water plasma jet steel-cutting machine which is leased out to third party contractors for a daily rate. The backlog for its use is over ninety days.

         The Company markets its post-tensioning services as the SIMCON Post-Tensioning system through its subsidiary, SIMCON UK Ltd. Concrete oil and gas production platforms, buildings, bridges, piers and tunnels require a construction reinforcing technique known as "post-tensioning." To solve the requirement, SIMEX A/S secured a license to produce spiral duct products with galvanized or stainless steel and redeveloped this system for post-tensioning concrete construction, including the oil and gas production platforms. Prior to pouring concrete into forms, cables are inserted through the ducts inside the concrete forms. After pouring, the cables are mechanically tightened considerably strengthening the concrete as it cures. The Company markets its post-tensioning system as the "SIMCON Post-Tensioning" system.

         The demand for large-scale construction projects such as off-shore oil and gas platforms, bridges, shopping centers, water towers and tunnels is cyclical and dependent upon numerous economic and political factors including the worldwide demand for oil and gas production, hydro-electric power from dams and infrastructure requirements of political subdivisions.


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         In addition to participating in the design and construction phases of new projects, there is a continuing need for maintenance of HVAC systems, plumbing, electrical and other mechanical systems for both on-shore and off-shore commercial projects. Other products and services remain in continuous demand for existing customers, and the Company constantly seeks strategic partners and joint ventures to meet the demands of its customers that include general contractors, oil companies, government and private owners of public facilities such as schools, hospitals and municipalities.



         The development and implementation of solutions as well as new products and services requires the successful integration of strategic consultation, creative design and systems engineering abilities. Historically, expertise in these areas has been fragmented and, accordingly, many businesses outsource or subcontract with numerous companies to meet their overall requisites. The subcontracting and outsourcing create opportunities for companies that can offer a complete line of services to an end user. While there are a number of companies in the Scandinavian market that may provide a single service, such as HVAC, there is a limited number of companies that have assimilated the technical expertise to offer multiple disciplines such as engineering, design, construction, installation and monitoring in the fields of HVAC, plumbing, electrical, welding and mechanical while simultaneously providing products that complement these services, such as spiral duct pipes, cooling plants, integrated ice plants, specialized industrial doors and others.





         The Company believes that a market for the products and service that it offers will continue and that it will be able to compete in the world market because of the experience and technical skills it possess which are required for new infrastructure construction.

         STRATEGY


              The Company's goals are:

         - To expand its operations by acquiring businesses whose products and services compliment the Company's existing products and services and allow the Company to expand its presence in additional markets;

         - To develop new business opportunities in Norway and the North Sea through increased marketing efforts;

         - To maximize profits by achieving greater efficiencies in operations through the control of costs and expenses and the reorganization and consolidation of operations; and

         -    To build a strong management team.




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         ISO 9000. The Company has adopted and operates under the ISO 9000 specifications and other specialty quality norms for the industry. This accreditation allows the Company to participate with other civil and mechanical engineering firms in joint ventures or acting alone as a subcontractor to large multinational general contracting firms and distinguishes the Company from its competitors. Health, safety and environmental concerns are integrated parts of the system.



         To obtain the designated quality certification, the Company was required to develop a quality management system which is necessary to ensure that the products and services offered meet the expectations of the customer and that the expectation is continuously maintained to the prescribed standard, specification, contract or order agreement. The quality assurance standard must be met in accordance with a quality assurance manual developed and monitored by the Company and subject to peer review and testing.


         With the ISO 9000 accreditation, the Company intends to expand its business by entering into additional joint ventures with contractors requiring the designation as well as to acquire certain other companies that complement its civil and mechanical engineering services who are not presently accredited as an ISO 9000 or other quality service provider.


         BUSINESS OPERATIONS

         The Company is involved in new construction projects, and it supplies products and materials and performs maintenance for numerous customers. A description of these operations is as follows:

         NEW CONSTRUCTION. The Company has entered into an agreement to provide HVAC, electrical and plumbing services for a general contractor for the construction of a commercial shopping center with 150,000 square feet in Narvik, Norway. Through the provision of post-tensioning services and materials, supervision, engineering services and technical advice, the Company has become involved in the construction of a service pier in Dabhol, India. The Company is also working on the manufacture and installation of an ice machine in Nort Salmon, Norway and the construction of four cooling plants for off-shore oil and gas operations. In addition, the Company is currently installing plumbing and sprinkler systems for an on-shore construction project in Bergen, Norway and an off-shore oil platform in the North Sea. The Company has recently submitted bids for the construction of aluminum silos utilizing the Company's post-tensioning system in the state of Bahrain and Egypt.

         MAINTENANCE AND SERVICE CONTRACTS. The Company has entered into over 250 HVAC, electrical, refrigeration, and plumbing system, service and maintenance contracts with various customers which include the City of Stavanger, Norway (for its local hospitals, schools and governmental facilities), Conoco Oil, Phillips Petroleum, Statoil Norway, Elf Oil Company and other large scale oil and gas production customers. Since the Company has completed the project for Taylor Woodrow on the oil platform in the South Arne, the Company will continue to provide maintenance services for this platform through its operator, Amarada Hess. The Company also provides through its subsidiary, Norwegian Cooling Industries, maintenance services for the refrigeration and ice machines that it manufactures and installs.


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         ACQUISITIONS. The Company embarked on an acquisition plan in 1998 designed to develop additional technical capabilities and products to supplement its traditional areas of expertise. Through acquisitions in the steel fabrication, HVAC design and installation and cooling products industries in Norway, the Company was able to assemble additional production and service capabilities, merge them into its operating structure and facilities to insure quality and efficiency, and will begin developing markets for these products and services. The Company's near-term objective is to continue and expand this strategy to provide more regional recognition and opportunities for its niche capabilities and products.



         RECENT ACQUISITIONS. Principal acquisitions during 1998 were based on the Company's objective of augmenting its product and service capabilities in the Norwegian/North Sea region with a plan to expand its existing markets for these products and services in Norway and the North Sea. With the Norwegian Cooling Industries and the Weld Tech acquisitions, the Company's pro forma 1998 revenues were approximately $30,700,000. Principal among the 1998 acquisitions were the following:

         Norwegian Cooling Industries is an HVAC equipment design, manufacturer, and maintenance company located in Stavanger, Norway. Norwegian Cooling Industries' refrigeration products and services compliment the Company's existing HVAC business. Norwegian Cooling Industries' production, service and engineering are directly connected with SIMEX A/S's business with the additional benefits of a proprietary



                                       5
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ice-cooling system for the marine and off-shore industries. Norwegian Cooling
Industries additionally manufactures and distributes high capacity ice machines for off-shore as well as on-shore uses. Norwegian Cooling Industries also produces the "Kuldevakten" monitoring and control systems for a variety of applications, including supermarkets, food production and distribution, marine vessels and hospitals. All of the outstanding stock of Norwegian Cooling Industries was purchased in May, 1998, and its administrative offices have been moved to the offices of SIMEX A/S. The ownership interest was purchased for approximately $2.7 million in cash.


         Weld Tech A/S is a metal fabrication company in Stavanger, Norway. Weld Tech was purchased in November, 1998. It is a specialized fabrication and welding contractor in the oil and gas service industry. Weld Tech A/S owns certain welding and cutting equipment including a new "water plasma cutter" that it leases to general contractors on a fee basis. Engineering, production and administration have been relocated within SIMEX A/S operations in Stavanger. Since the date of its acquisition in September, 1998, Weld Tech's 1998 revenues were approximately $117,000. Weld Tech was acquired for approximately $1.3 million in cash, plus 450,000 shares of the Company's common stock and an option to acquire an additional 200,000 shares of the Company.


         Hordaror A/S, a commercial plumbing and mechanical contractor located in Bergen, Norway has been relocated with other SIMEX A/S operations in Bergen. It provides sophisticated support systems for the projects that it undertakes. Since acquisition, Hordaror A/S had revenues of approximately $51,000 in 1998. Hordaror was purchased for approximately $104,000 plus 13,513 of the Company's shares.



         Vest Norge Doors A/S is a specialty manufacturer of over-sized door systems in Stavanger, Norway. Vest Norge Doors A/S has recently developed a proprietary horizontal folding door used for combustible containment and protection in extreme weather conditions and emergency use in accordance with international standards. These doors have been used on several oil and gas platforms, helicopter hangars and other related facilitates. Since the date of acquisition, Vest Norge Doors A/S had 1998 revenues of approximately $71,000. Vest Norge Doors was purchased for approximately $135,000 plus 38,000 of the Company's shares.



         In September of 1998, SIMEX A/S purchased the assets of OIN Sprinkler A/S, including its inventory and accounts receivable. This company designs and installs sprinkler systems for fire prevention both for off-shore and on-shore construction projects. As a division of SIMEX A/S, the business had revenues of approximately $200,000 since its acquisition date in September 1998. The assets of OIN Sprinkler were purchased for approximately $60,000 plus 22,400 shares of the Company's common stock.



         MARKETING. The Company markets its product lines directly through its own sales force to major general contractors and other users of its services. The Company's products and services are primarily marketed in Norway and the North Sea.


         PRODUCT DEVELOPMENT. The Company maintains an engineering and development department to conduct research activities relating to the improvement of existing products and the development of new products.

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         RAW MATERIALS. The Company expects to have multiple sources of supply for substantially all of its material requirements. The raw materials and various purchased components required for its products have generally been available in sufficient quantities.





         COMPETITION. Although there is a relatively high barrier to entry in this industry, the market for construction services of the type that are offered by the Company is highly competitive. Many of the companies with which the Company competes are larger in terms of capital and employees. As a result, the Company's competitors may be better positioned to provide the types of services that the Company also provides. There are a limited number of large-scale projects offered in Norway and the North Sea, the two (2) principal markets in which the Company operates today. The Company competes on the basis of a number of factors including its pricing, creative design, engineering expertise, technological innovation and others. Many of these factors are beyond the Company's control. Existing or future competitors may offer products or services that provide significant technological, performance, price or other advantages over the products and services currently offered by the Company.

         The Company may also compete directly with the general contractors who offer the same types of services that it offers in-house. Many of the Company's current and potential competitors have longer operating histories, longer relationships with general contractors and significantly greater financial, marketing and public relations resources than the Company. The list of the Company's competitors consists primarily of smaller subcontracting companies. The list also varies depending on the specific product or service offering. For example, the primary competitors for the Company in the HVAC sector are ABB and HVAC Marine. For post-tensioning products and services, the primary competitors are VSL International, a Swiss subsidiary of Bouygues which is a large, diversified company based in France, Freyssinet, a French company, and DSI, a large German construction company.


         Products similar to that which the Company manufactures and sells are available through other suppliers. Accordingly, profitability depends upon the prices offered by competitive companies that offer similar products at lower prices.

         Additionally, in pursuing acquisition opportunities, the Company may compete with other companies with similar growth strategies and certain competitors of the Company may be larger and have greater financial and other resources. Competition for these acquisition targets could also result in increased prices for acquisition targets in a diminished pool of companies available for acquisition. Further, because the Company has adopted a strategy of acquiring companies in exchange for its common stock, the ability to acquire companies is dependent upon the market and price for its stock.

         RESEARCH AND DEVELOPMENT. The Company has incurred research and development expenses of approximately $450,000 for the two years ended December 31, 1998 and 1997, respectively.


         REGULATION. The Company is subject to laws and regulations concerning the environment, occupational safety and health and consumer products safety in each of countries and local government areas in which it operates. Since the Company conducts the majority of its business operations in the country of Norway, Norwegian law dictates the business operations of the Company.

         Although Norway is not a member of the European Union, Norway is a member of the European Economic Association and, as such, has implemented legislation relating to the "Four Freedoms" on which the European Union is founded (i.e., free movement of goods, people, services and capital). In the event of a conflict between Norwegian law and the laws of the European Union which have been implemented by Norway, the laws of the European Union shall control. Although Norway has decided not to adopt the Euro as its currency at this time, the Company's results from operations may be impacted because of the conversion to the Euro by the other European countries. Moreover, the Company's business operations may be impacted if Norway decides in the future to adopt the Euro as its sovereign currency.

         In addition, Norway has enacted specific laws regarding the termination of employees and holiday leave. Under the Work Environment Act (1977), all employers must provide at least one calendar month's notice to an employee prior to termination. This notice period will increase based upon the duration of the employee's employment with the employer and the age of the employee. The Work Environment Act also protects against the termination and dismissal of employees without a valid reason such as altered conditions within the company or circumstances related directly to the employee's work performance. If an employee is terminated without a valid reason, the Norwegian courts may overturn the termination of such employee. Each employee in Norway is also entitled to four weeks and one day of vacation each year and is entitled to ten legal holidays each year. Each employee receives 10.2% of his/her gross wage in the preceding year during his/her vacation. Most employees take their vacations during the summer months. These laws may impact the Company's results from operations because these laws restrict the Company's ability to terminate employees without cause and reduce the Company's productivity during the summer months.

         The Company must comply with various Norwegian laws concerning the environment, construction and competition which may impact the Company's results from operations. In Norway, construction companies must obtain certain permits, licenses and approvals from municipalities prior to commencing any construction activities. In addition, all construction companies must comply with stringent regulations which govern the administration of construction companies, require certain qualifications for construction companies and mandate reporting requirements for construction companies. As a result of the increased regulation of construction companies by the Norwegian government, many smaller construction companies have discontinued business operations because of their inability to comply with these regulations.


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         EMPLOYEES. As of June 30, 1999, the Company had approximately 240 employees, including 40 engineers, 15 technicians and 10 office personnel. Twenty-three of the employees of SIMEX A/S are members of various labor unions, including the Lands Organisationen Union, Norway. SIMEX A/S is also a member of an employer's labor union, the National Employers Organization. The Lands Organisation Union and the National Employers Organization enter into a labor agreement every two years. The current labor agreement expires April 30, 2000. The Company has experienced no work stoppages and rates its relationship with its employees as good. SEE RISK FACTORS - RISK RELATED TO OUR DEPENDENCE ON KEY PERSONNEL AND THE ABILITY TO ATTRACT EMPLOYEES.

         PROPERTY AND FACILITIES. The Company's executive offices are located in Atlanta, Georgia consisting of approximately 1,600 square feet of leased space, the lease for which expires in 2000. SIMEX A/S, located in Stavanger, Norway, currently owns a building which it expects to sell in exchange for the purchaser constructing a new production and office facility in Stavanger that will accommodate the local operations employees of SIMEX A/S as well as the local operations employees of its recent acquisitions. The new facility will contain approximately 99,155 square feet and will have a lease term of twenty years with a right of first refusal to purchase the facility at any time during the term of the lease or at its termination.


         RISK FACTORS

         The risks and uncertainties described below are not the only ones which may impact the operations of the Company. The occurrence of any of the following risks could materially and adversely affect the Company's business, financial condition and the results of operations. In such case, the trading price of the Company's common stock could decline, and shareholders may lose all or a part of their investment in the Company.


         THE COMPANY CONDUCTS SUBSTANTIALLY ALL OF ITS BUSINESS THROUGH ITS WHOLLY OWNED SUBSIDIARY.

         The Company is a holding company with limited assets of its own. The Company conducts substantially all its business through SIMEX A/S, a wholly-owned subsidiary whose principal place of business is located in Stavanger, Norway. The amount of dividends which SIMEX A/S may pay to the Company is restricted under Norwegian law. Under Norwegian law, the dividends which are available for distribution by SIMEX A/S are limited to the annual results of operations for the preceding year less unrecovered business losses for previous years, the balance value of goodwill, capitalized research and development expenses and net deferred taxes. If this amount is less than ten percent (10%) of the equity set forth on SIMEX A/S's financial statements, SIMEX A/S is restricted under Norwegian law from distributing any dividends to the Company. Since the Company receives a majority of its income in the form of dividends from SIMEX A/S, these restrictions upon the payment of dividends may decrease the amount of funds available for distribution to the shareholders of the Company.

         In addition, any dividends which SIMEX A/S pays to the Company are subject to Norwegian income taxes and United States income taxes. However, under the tax treaty entered into between the United States and Norway, the Company may reduce the amount of United States income taxes payable by the Company by the amount of Norwegian income taxes paid by SIMEX A/S upon such dividends. Thus, the amount of taxes payable upon such dividends will reduce the amount of funds that will flow from SIMEX A/S to the Company. Although the Company does not plan to pay dividends to shareholders, each shareholder who receives a dividend distribution must pay personal income taxes upon such amounts.



         LIMITED CAPITAL/NEED FOR ADDITIONAL CAPITAL


         As of June 30, 1999, the Company had approximately $(679,000) of limited operating capital (i.e., current assets minus current liabilities) with which to engage in its business endeavors. Upon the sale of the Company's existing headquarters facility in Stavanger, Norway to Tjelta Eiendom, the Company anticipates that a substantial portion of its short-term liabilities will be paid in full thereby increasing the amount of the Company's operating capital. Currently, the Company believes that the cash flow generated from its operations will be adequate to fund its capital needs for a period of at least twelve months and that it will be capable thereafter of continuing as a going concern. From time to time, the Company may conduct fundraising activities in order to raise additional funds to conduct its business operations. At this time, there are no commitments for additional cash funding. There are currently outstanding bank loans in the amount of approximately $9,348,000. These loans are secured by real estate, furniture, fixtures and equipment and accounts receivable. The lender has required that the Company seek additional equity investors as a condition for future operations financing. The Company cannot make any assurances that it will be successful in raising capital through private placements or other means. In the event that the Company enters into private placements with investors, there can be no assurances that such private placements will be on terms and conditions which are favorable to the Company and its current shareholders. If the Company elects to seek new equity investors to raise additional capital, the additional equity investors will dilute shareholder ownership interests.



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         RISKS ASSOCIATED WITH POSSIBLE MERGERS OR CONSOLIDATIONS


         In a short period of time, the Company has experienced rapid growth and development through a series of acquisitions. In 1998, the Company acquired five
(5) companies: (a) Norwegian Cooling Industries, (b) OIN Sprinklers A/S, (c) Weld Tech A/S, (d) Hordaror A/S and (e) Vest Norge Doors A/S. The Company intends to continue its strategy of making acquisitions in the future in order to remain competitive. Mergers and consolidations of business involve numerous risks and uncertainties, including:

         - Adverse effects on reported results of operations from merger-related charges and amortization of goodwill and purchased technology.

         - Inability to maintain customers or goodwill of a consolidated business;

         - Difficulties in the integration of operations, personnel, technologies, products and the information systems of the consolidated companies;

         - Diversion of management's attention from other business concerns;

         - Risks of entering geographic and business markets in which the Company has no or limited prior experience; and

         - Potential loss of key employees of consolidated organizations.

         The Company's future performance will depend in part upon the ability to integrate with other companies and businesses. If the Company is unable to integrate successfully with other companies and businesses, such failures would have a material adverse effect on the Company's business, results of operations and financial condition. During the first half of 1999, the Company's management diverted a substantial amount of its time and resources reorganizing the Company into different operating segments and integrating the administrative, management, technology and accounting systems of newly acquired businesses into the corporate culture of the Company. The Company has experienced a net loss in the first and second quarter of 1999 because, among other factors, the costs associated with integrating its recently acquired businesses.

         If the Company elects to consummate one or more significant mergers or consolidations in the future in which the consideration consists of stock or other securities, shareholders' equity could be significantly diluted. In the alternative, if the Company elects to proceed with one or more significant mergers or consolidations in which the consideration includes cash, it may utilize a substantial portion of available cash to consummate the merger or consolidation. In addition, if the Company does not have available cash to consummate a merger or consolidation, there can be no assurances that financing will be available on favorable terms, if at all, to finance such mergers or consolidations. The Company may also have to compete for merger or consolidation targets with other companies with similar growth strategies which could result in increased prices of such targets and a diminished pool of companies available for merger or consolidation.


         THE COMPANY RELIES ON STRATEGIC MARKETING ALLIANCES

         The Company is generally dependent on relationships with third parties. The Company is employing alliances with third parties as a core strategy to accomplish its objectives. There can be no assurance that such third parties will regard their relationship with the Company as important to their own business and operations, that they will not reassess their commitment to the business at any time in the future, or that they will not develop their own competitive services or products, either during their relationship with the Company or after their relations expire. In addition, there can be no assurance that any party to a strategic alliance agreement will perform its obligations as agreed or that any strategic agreement will be enforceable. The Company's arrangements with its strategic partners generally do not establish minimum performance requirements and most agreements with strategic partners may be terminated by either party with little notice. Accordingly, there can be no assurance that the Company's existing relationships or future relationships will result in sustained business partnerships, successful service offerings, or significant revenues.

         RISK OF OPERATIONS AND INSURANCE

         Because the Company engages in construction in the oil and gas industry as well as other large-scale projects, it encounters inherent risks in operations including accidents, environmental mishaps, risks of off-shore marine activity, and risks related to electrical installations. Any of these occurrences could result in the following:

         -      significant personal injury or loss of life;

         -      severe damage to or destruction of property and equipment;

         -      pollution or environmental damage; and

         -      suspension of operations.

         Claims arising from problems associated with products and systems sold by the Company may also result in product liability lawsuits. Litigation could result in the expenditure of significant financial and managerial resources. The Company maintains insurance coverage against most, but not all, potential losses. Insurance coverage is not always economically feasible and cannot always be obtained, without significant exclusions, in amounts sufficient to cover all types of operational risks and product liability claims. The occurrence of a significant event that is not fully insured could have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

         OTHER RISKS ASSOCIATED WITH OPERATIONS

         - DEPENDENCE UPON OIL PRICES. The demand for the Company's engineering services and the construction of new off-shore oil and gas platforms depends upon the world demand for oil and gas and the corresponding prices for oil and gas. If the price of oil drops below the level at which oil or gas can be economically extracted, the demand for off-shore oil and gas platforms will decline. If the demand for new off-shore oil and gas platforms declines, the materials and services that the Company supplies may also decline.

         - GOVERNMENTAL REGULATION. The Company's operations may be subject to numerous international, federal, state, provincial and local laws. The costs associated with compliance of these laws and regulations may prevent the Company from selling some or all of its products and services.

         - EFFECT OF THE WEATHER. The weather may adversely affect the construction activities of the Company and may cause periodic interruptions in operations. In addition, the climate impacts the demand for the HVAC services offered by the Company.


         EMERGENCE OF THE EURO AS THE NEW CURRENCY FOR ELEVEN EUROPEAN COUNTRIES

         On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies and a common currency, the Euro. The participating European Union countries include: Austria, Belgium, Finland, France, Germany, Italy, Luxembourg, the Netherlands, Portugal and Spain. Although the initial participating member countries do not include Norway, the Company's principal place of operation, the introduction of the Euro is expected to reshape financial markets, banking systems and monetary policies in Norway and other parts of the world. For example, the process of implementing the Euro may result in changes in the relative strength and value of the Norwegian krone as compared to other major currencies, and the transition to the Euro is likely to have a significant impact on fiscal and monetary policy in Norway and may produce unpredictable effects on trade and commerce generally.

         FOREIGN CURRENCY FLUCTUATIONS

         The Company derives a substantial portion of its revenues primarily from contracts entered into with customers in Norway. In addition, the majority of the Company's assets and liabilities are dominated in the Norwegian krone. Therefore, a fluctuation of the exchange rates for the Norwegian krone in relation to the United States dollar may have an adverse effect on the Company's earnings or assets when translating the Norwegian krone into the United States dollar on the Company's financial statements. For example, a weakening in value of the Norwegian krone against the United States dollar could result in lower revenues and earnings for the Company when translated into United States dollars and could have a material adverse effect on the Company's results of operations and its financial condition. However, since the expenses of the Company are generally incurred in the Norwegian krone, the same currency in which a majority of the Company's revenues are generated, a fluctuation in exchanges rates between the Norwegian krone and the United States dollar will impact the Company's results of operations on its financial statements to a lesser degree.

         Since the Company cannot predict the effect of fluctuations in the Norwegian krone against the United States dollar, the Company cannot quantify the effect of exchange rate fluctuations on our future financial condition or results of operations. While the Company may consider entering into transactions to hedge the risk of exchange rate fluctuations, there can be no assurances that the Company will engage in such transactions, or, if the Company decides to engage in such transactions, that they will be successful and that shifts in the currency rates will not have a material adverse effect on the Company.

         DEPENDENCE ON NEW CONSTRUCTION

         The Company generates a large portion of its revenues from a limited number of construction contracts for large-scale projects. For example, in first quarter of 1999, the Company had at least one contract that accounted for 4% or more of the total revenues in such quarter. The Company expects to continue to depend upon new construction for a significant percentage of its revenues in the future. The failure to secure contracts for large-scale projects in the future may adversely affect the Company's results of operations or financial condition.

         DEPENDENCE ON KEY PERSONNEL AND ABILITY TO ATTRACT EMPLOYEES

         Growth and development of the Company depends on the continued service of its executive officers and managers (i.e., key personnel). The Company has not entered into employment contracts with its key personnel. It does, however, carry key person life insurance. The loss of key personnel for any reason could harm the Company's business.

         Future success of the Company also depends upon the ability to attract persons with technical expertise and experience to enable it to provide technical services to customers. There is a substantial demand for persons who have engineering degrees in the disciplines that the Company requires, especially in the Scandinavian countries. In addition, there exists a limited number of qualified personnel which demonstrate the ability to perform these services. If the Company is not able to attract and retain qualified personnel, its business may suffer.

         DEPENDENCE UPON WORLD ECONOMIC FACTORS

         The Company is dependent upon forming strategic alliances and relationships with joint venture partners and securing subcontracts with large multi-national companies in order to generate revenues. In turn, the ability of the large multi-national contractors to secure contracts for infrastructure construction such as bridges, dams and tunnels depends upon the economic factors affecting the particular country in which the project is located. These international economic factors include the following:

         -        The impact of recessions in economies outside of the United
                  States;

         -        Currency exchange rate fluctuations;

         -        Uncertain intellectual property rights protection;

         -        Political and economic instability;

         - Policy, legal, regulatory or other changes affecting the oil and gas industry, the HVAC, plumbing, mechanical contracting, refrigeration, and engineering industries;

         -        Potential adverse tax consequences;

         -        Tariffs, export controls and other trade barriers;

         -        Difficulties of administering foreign operations; and

         -        Seasonality.


         RISKS ASSOCIATED WITH TECHNOLOGICAL ADVANCES IN THE CONSTRUCTION
         INDUSTRY


         Continued growth of the Company depends upon the ability to meet technological changes in the construction industry and to develop and utilize technologically advanced engineering practices for HVAC, plumbing, mechanical, and refrigeration systems, as well as engineering and post-tensioning concrete work. To remain competitive with other full-service engineering firms, the Company must continue to develop and employ new techniques for its engineering services, and the Company must continue to develop products and services demanded by customers at prices that generate a profit.

         FAILURE TO PROTECT PROPRIETARY TECHNOLOGY MAY IMPAIR COMPETITIVE
         POSITION

         Although the Company seeks to protect its intellectual property rights through patents, copyrights, trade secrets and other measures, the Company cannot be certain that:

         - it will be able to protect its proprietary technology adequately;

         - its patents and any other issued patents will not be successfully challenged by one or more third parties, which could result in the loss of the right to prevent others from exploiting the Company's technology;

         - competitors will not be able to develop similar or superior technology independently;

         - intellectual property laws will protect the Company's intellectual property rights; and

         - third parties will not assert that the Company's products infringe upon their patents, copyrights or trade secrets.

         If the Company is not successful in protecting its proprietary technology and intellectual property, there could be a material adverse effect on the Company's business, financial condition or results of operations.

         COMPETITION

         The Company competes with many companies that offer similar products and services. Many of these companies possess greater assets and greater financial and personnel resources than the Company's. Some of these competitors also carry product lines which the Company does not carry and offer services which the Company does not provide. The competitive pressures of these companies may have a material adverse effect on the Company's business and upon its financial condition. In the event that more companies begin to compete with the Company by carrying similar products and services, the price competition with competitors will increase. These competitive pressures could cause the Company to reduce the prices of its products and services which will, in turn, decrease the amount of profits it generates. Prolonged price competition with competitors could produce a material adverse effect on the Company's operating results and financial condition. In addition, if the Company's competitors develop new or enhanced products or services, the Company may also suffer adverse effects on business operations. Because of the intense competition in the engineering industry, the Company cannot assure shareholders that it will compete successfully with other competitors in the future.



         INVESTMENT RISKS

         The Company invests a portion of its capital in higher risk instruments such as government-secured obligations or money market accounts. While this investment strategy allows the Company to obtain a higher yield on its capital, the Company also assumes the risk that it may lose all or part of its investment capital in addition to the loss of interest.


         THE COMPANY'S CERTIFICATE OF INCORPORATION HINDERS A CHANGE OF CONTROL


         The Articles of Incorporation of the Company contain certain provisions which could impede a change of control of the Company. The Board of Directors of the Company may issue up to 5,000,000 shares of preferred stock with rights preferences determined by the Board of Directors without the approval of the shareholders. These provisions may prevent stockholders from obtaining a premium for their common stock. See "Description of Securities."

         NO DIVIDENDS

         The Company does not currently intend to pay cash dividends on its common stock and does not anticipate paying such dividends at any time in the foreseeable future. At present, the Company will follow a policy of retaining all of its earnings, if any, to finance the development and expansion of its business.

         LIMITED LIABILITY OF MANAGEMENT

         The Company has adopted provisions in its Articles of Incorporation which limit the liability of its officers and directors. In addition, the Bylaws of the Company provide for indemnification by the Company of officers and directors to the full extent permitted by Delaware corporate law. The Articles of Incorporation generally provide that directors shall have no personal liability to the Company or shareholders for monetary damages for breaches of their fiduciary duties as directors, except for:

         -        breaches of their duties of loyalty;

         - acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law;

         - acts involving unlawful payment of dividends or unlawful stock purchase or redemptions; or

         - transactions from which a director derives an improper personal benefit.

         Such provisions substantially limit the shareholders' ability to hold directors and officers liable for breaches of fiduciary duty. See
"Indemnification of Directors and Officers."

         SALES OF A SUBSTANTIAL NUMBER OF SHARES OF COMMON STOCK IN THE PUBLIC MARKET COULD IMPACT THE MARKET PRICE


         If the Company's shareholders sell substantial amounts of their common stock, including shares issued upon the exercise of outstanding warrants, in the public market, then the market price of the Company's common stock could decline. In addition, the sale of substantial amounts of common stock in the public market could impair the ability to raise additional capital through the sale of equity securities. In November 1998, the Company granted Reidar Kindervag and John Reider Kindervag, principal shareholders of Weld Tech A/S, the option exercisable on or before June 30, 2000 to purchase 200,000 shares of the Company at an exercise price of $2.75 per share. This option expires on November 17, 2001. In April 1998, the Company and its three principal shareholders agreed to enter into a lock-up agreement which restricts these shareholders from selling in excess of five percent of the common stock held by such shareholder in any given twelve month period for a period of three years. In November 1998, the Company entered into a lock-up agreement with Weld Tech A/S which allows Weld Tech A/S to sell 90,000 shares of common stock immediately, 180,000 shares of common stock after June 30, 1999 and 180,000 shares of common stock after January 1, 2000. These lock-up agreements will limit the number of shares of common stock available for sale in the public market. There are approximately 12,823,873 shares of common stock outstanding, of which approximately 2,500,000 shares of common stock are freely transferable without restriction or registration under the Securities Act of 1933.


         EXISTING SHAREHOLDERS WILL CONTINUE TO CONTROL THE COMPANY AND EXERT CONTROL OVER CORPORATE ACTIONS

         Principal shareholders beneficially own approximately 54% of the Company's outstanding common stock. See "Security Ownership of Certain Beneficial Owners and

Management." As a result, these shareholders, acting together, will be able to control the outcome of all matters submitted for shareholder action, including the following:


         -        Electing members of the Board of Directors;

         -        Approving significant change-in-control transactions;

         -        Determining the amount and timing of dividends paid; and

         -        Controlling management and operations.

         POTENTIAL ISSUANCE OF ADDITIONAL COMMON AND PREFERRED STOCK

         The Company has the authority to issue up to 50,000,000 shares of common stock. The Board of Directors has the ability, without seeking shareholder approval, to issue additional shares of common stock in the future (up to 50,000,000 shares) for such consideration as the Board of Directors may consider sufficient. The issuance of additional common stock in the future dilutes current existing ownership in the Company as well as voting power. The Company also has the authority to issue up to 5,000,000 shares of preferred stock, and the Board of Directors may designate the rights and preferences of such preferred stock without seeking shareholder approval. If the Company issues preferred stock in the future, the designation and issuance of such preferred stock would create additional securities which may have dividend and liquidation preferences over common stock.


         APPLICABILITY OF LOW PRICED STOCK/PENNY STOCK RISK DISCLOSURE REQUIREMENTS

         The Company's common stock may be considered a low priced security or "penny stock" under rules promulgated under the Exchange Act. Under the Securities Enforcement and Penny Stock Reform Act of 1990, broker-dealers participating in transactions in low priced securities must first deliver a risk disclosure document which describes:

         -        the risks associated with such stocks;

         -        the broker-dealer's duties;

         -        the broker-dealer's compensation;

         -        the customer's rights and remedies; and

         -        certain market and other information.

         Based upon this information, the broker-dealer must make a suitability determination approving the customer for low priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent of the customer, and provide monthly account statements to the customer. These restrictions may decrease the willingness of broker-dealers to make a market for the stock, may decrease the liquidity of the stock and may increase the transaction cost of sales and purchases of such stock as compared to other securities.

         THE COMPANY'S BUSINESS COULD BE AFFECTED BY YEAR 2000 ISSUES

         The risks posed by Year 2000 issues could adversely affect the Company's business in a number of significant ways. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, the Company's computer systems that have date-sensitive software and software of companies with which the Company's network is interconnected may recognize a date using "00" as the year 1900, rather than the Year 2000. This error could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. The Company has assessed its systems and it believes the majority of them to be Year 2000 compliant. However, the Company relies on information technology supplied by third parties. If the systems of other companies on whose services the Company depends or with whom the Company's systems interconnect are not Year 2000 compliant, it could have a material adverse effect on the Company's business operations, financial condition and the results of operations. Given the pervasive nature of the Year 2000 problem, the Company cannot guarantee that disruptions in other industries and market segments will not adversely affect the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Year 2000 Risk."



              SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                  (Dollars in thousands, except per share data)


         The following Summary Historical Consolidated Financial Information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Audited Consolidated Financial Statements included elsewhere in this Registration Statement. The Consolidated Statement of Operations Data set forth below for the years ended December 31, 1998 and 1997 are derived from and qualified by reference to the Company's Audited Consolidated Financial Statements, which appear elsewhere in this Registration Statement. The Consolidated Statement of Operations Data for the six (6) months ended June 30, 1999 and 1998 and the Consolidated Balance Sheet Data at June 30, 1999 are derived from and are qualified by reference to the Company's Unaudited Consolidated Financial Statements, which appear elsewhere in this Registration Statement and, in the opinion of Management, include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial data for such periods. The results of operations for the six (6) months ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year or for any future period. All of the Company's acquisitions have been accounted for using the purchase method and accordingly, the actual Consolidated Statement of Operations Data reflects the results of operations of these businesses from their respective acquisition dates.


   CONSOLIDATED STATEMENT OF OPERATIONS DATA
             (IN THOUSANDS, EXCEPT                                              SIX MONTHS ENDED
                PER SHARE DATA)                   YEARS ENDED DECEMBER 31,           JUNE 30,
                                                    1998           1997         1999         1998
                                                  --------       -------       ------       ------
==================================================================================================
Revenues                                          $ 24,403        13,740       16,174       10,293

Cost of revenues                                    20,757        12,418       13,107        8,199
                                                  --------       -------       ------       ------

         Gross profit                                3,646         1,322        3,067        2,094

Selling, general and administrative expenses         2,245           765        2,928        1,384
                                                  --------       -------       ------       ------

         Operating income (loss)                     1,401           557          139          710

Other income (expense):

         Interest income                               105            31          156            9

         Interest expense                             (385)         (207)        (415)         (87)

         Other                                           7            --         (130)          --
                                                  --------       -------       ------       ------

         Total other expense                          (273)         (176)        (389)         (78)
                                                  --------       -------       ------       ------

         Income (loss) before income taxes           1,128           381         (250)         672

Income taxes                                           377           168          117          217
                                                  --------       -------       ------       ------

         Net income (loss)                        $    751           213         (367)         415
                                                  ========       =======       ======       ======

Earnings (loss) per share:

Diluted                                           $    .06           .02         (.03)         .04
                                                  ========       =======       ======       ======

Basic                                             $    .06           .02         (.03)         .04
                                                  ========       =======       ======       ======

                         CONSOLIDATED BALANCE SHEET DATA



                                                   DECEMBER 31,     JUNE 30,
                                                       1998           1999
================================================================================
Cash and cash equivalents                            $   877            277
Total assets                                         $20,946         20,580
Total long-term debt, including current portion      $ 5,864          5,732
Total shareholders' equity                           $ 7,071          6,382



         ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The following discussion of the financial condition and results of operations of the Company should be read with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements, including the Notes included elsewhere in this Registration Statement.


         OVERVIEW. The Company is a diversified engineering, consulting, mechanical contracting, technical services and maintenance company. It also manufactures products for commercial projects for the off-shore oil and gas industry and on-shore commercial, industrial and government projects. In addition, the Company offers HVAC, electrical, plumbing, refrigeration/cooling and maintenance services and is engaged in concrete post-tensioning construction for off-shore oil and gas production platforms, bridges and other related concrete construction projects.

         The Company is the successor by way of reorganization to a predecessor public shell company. Since the reorganization in April 1998, the Company, through its wholly-owned subsidiary, SIMEX A/S, has acquired five companies. All of the Company's acquisitions have been accounted for using the purchase method. Therefore, the historical financial data includes the results of operations of companies acquired from their respective acquisition dates. The Company operated with a profit for the year ending December 31, 1998, but incurred a loss for the period ending June 30, 1999 as a result of the cost incurred for administration charges, assimilation of acquisitions, upgrades and replacements of its computer systems and software in connection with its Year 2000 remedial efforts, as well as the recognition of fees related to the filing of this Registration Statement.


         The Company is involved in new construction projects as well as long-term maintenance arrangements. On new construction projects, the Company is generally retained by a project general contractor. Revenue is recognized primarily using the percentage-of-completion method on a contract-by-contract basis. The Company's use of the percentage-of-completion method for revenue recognition requires management to estimate the degree of completion of each project. To the extent that these estimates prove to be inaccurate, the revenues and gross profits reported for periods during which work on the project is ongoing may not accurately reflect the final results of the project. Any anticipated losses on projects are charged to earnings when identified. The Company primarily prices its projects on a time and materials basis plus a percentage for its profit. Costs include standard personnel billing rates, project implementation risk and overall technical complexity of a project. Accordingly, there is no standard pricing for a particular project.


         The Company has also secured in excess of 250 maintenance contracts which provide ongoing preventive maintenance for HVAC, plumbing, refrigeration/cooling and electrical systems of commercial facilities and users. A significant number of the maintenance contracts are for customers located in Stavanger, Norway, the headquarters of SIMEX A/S. Because of the large number of customers, no customer accounts for more than 5% of the Company's revenues.



         The Company's revenues are comprised of its engineering and technical services as well as from the products it manufactures and sells. In particular, SIMEX A/S manufactures spiral ducts for installation of HVAC systems as well as for the concrete post-tensioning projects. The SIMDUCT system has a large potential market due to the Company's production technologies and many years of experience. In addition, through the subsidiaries that have been acquired, other products are offered to existing customers as well as customers of SIMEX A/S. Norwegian Cooling Industries designs and manufactures ice machines, cooling systems and products utilized in commercial refrigeration. Weld Tech provides welding services to many of the customers of SIMEX A/S as well as its existing customers. Vest Norge Doors manufactures very large and complex specialty doors for off-shore oil platforms, helicopter hangers, and other manufacturing facilities.



         Historically, a majority of the Company's revenues have been derived from the sale of the Company's products, traditional construction and engineering services as well as maintenance contracts which include private and public facilities such as hospitals and schools.



         The Company's expenses include cost of revenues and selling, general and administrative expenses. Costs of revenues include salaries, benefits and related overhead expenses associated with the generation of revenues. Selling expenses include promotion, new business generation expenses and the salary and benefits costs of personnel in these functions. General and administrative expenses include management, accounting, legal and human resources costs. In accordance with Norwegian law, SIMEX A/S provides a defined benefit pension plan for all of its employees. Moreover, expenses for salaries include paid vacations for most of its employees for a period of a minimum of four weeks and one day per year. Most employees of the Company vacation during the entire month of July of each year and the last two weeks of December of each year.



         In addition, the Company has budgeted approximately $60 per month in 1999 for expenses incurred by the United States holding company. This budgeted amount includes overhead costs and direct operating costs as well as accrued accounting costs associated with the audit of the Company's financial statements and anticipated legal expenses. The Company's future success will depend largely on its ability to secure contracts with general contractors for the construction of new projects that require its products and services and its ability to market its products and its maintenance services to its existing customer base and to new customers. Future success will also depend on its ability to attract, train and retain highly-skilled engineers as well as technical, consulting and sales personnel. Competition for such personnel is intense, and there is a shortage of personnel having the requisite skills to meet the qualifications for the job descriptions.

         Historically, the Company has been able to attract and retain qualified personnel. However, in order to expand its operations and to offer its products and services to other markets, it will be dependent on its ability to attract other qualified personnel.

         The Company also requires capital expenditures to continue to upgrade its manufacturing capabilities as well as its maintenance contracts. The Company leases approximately 90 service vehicles and must maintain its fleet in good working order and repair. In addition, it must continue to add to and replace the fleet on a regular basis.


     To reduce the overhead associated with the production facilities and office space of the recently acquired companies, SIMEX A/S has entered into an agreement to lease, on a long-term basis, a new facility that will accommodate its production facility and office needs for all of its personnel on a combined basis. The lease is for a term of twenty years and includes a right of first refusal to purchase the facility during the lease term and a right to renew the lease upon commercially reasonable terms at the end of the lease term. The lease is conditioned upon the purchase by lessor of SIMEX A/S's current facility in Stavanger, Norway. Other terms will not be finalized until the Company takes occupancy, which is scheduled for September 1999.


         The Company intends to implement a stock option plan in 1999 for its employees, directors and consultants. In connection with the issuance of option grants, it may incur non-cash stock compensation expenses. The amount is unknown.

         ACQUISITION PROGRAM


         The Company has acquired five (5) businesses since April 1998 and intends to continue acquiring similar businesses. The Company evaluates acquisitions based on numerous quantitative and qualitative factors. Quantitative factors include historical and projected revenues and profitability, geographic and customer-based coverage and contract backlog. Qualitative factors include strategic and cultural fit, management skills, customer base and technical proficiency. The Company intends to continue to expand the number of technical services that it can offer to its customer base. If a business is capable of meeting its criteria, the Company intends to acquire these businesses. With the Norwegian Cooling Industries and the Weld Tech acquisitions, the Company's pro forma 1998 revenues were approximately $30.7 million.


         Most of the consideration paid by the Company for the 1998 acquisitions has been in the form of cash and common stock. The Company anticipates that common stock and options or warrants to acquire common stock will continue to constitute much of the consideration used to make future acquisitions. The Company's acquisition program will result in additional ownership dilution to its existing investors.


     All of the Company's acquisitions have been accounted for using the purchase method. The results of operations of the acquired entities are consolidated with those of the Company from the date of the acquisition. For each acquisition, a portion of the purchase price is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair market values as of the acquisition date. A portion of the purchase price in excess of tangible and identifiable intangible assets and liabilities assumed is allocated to goodwill and amortized on a straight-line basis over the estimated period of benefit, which is primarily twenty (20) years. The Company elected to amoritize the goodwill over a 20 year period because the Company acquired established companies that have been in business for many years and operate in traditional machining, welding and service industries. Since these businesses are established and operate in traditional industries, the Company believes that the future economic benefit period to the Company is at least 20 years. For the year ended December 31, 1998, amortization expense was $128,000. The

Company expects additional acquisition-related amortization expense as a result of its acquisition program.

         The Company believes that its acquisitions have contributed to its growth by rapidly expanding its customer base, employee base, geographic coverage, industry expertise and technical skills. Our acquisitions may be summarized as follows:


         Norwegian Cooling Industries. From the time of acquisition forward, 1998 revenues for Norwegian Cooling Industries were approximately $7,100,000. The Company paid $2.7 million in cash for the outstanding stock of Norwegian Cooling Industries.


         Weld Tech A/S. From the time of acquisition forward, 1998 revenues for Weld Tech were approximately $1 million. The Company paid $1.3 million in cash plus 450,000 shares of the Company's common stock and an option to acquire an additional 200,000 shares to complete this acquisition.


         Hordaror A/S. From the time of acquisition forward, 1998 revenues for Hordaror were approximately $51,000. The Company paid $ 104,000 in cash plus 13,513 shares of the Company's common stock to complete this acquisition.


         Vest Norge Doors A/S. From the time of acquisition forward, 1998 revenues for Vest Norge Doors were $71,000. The Company paid $135,000 in cash plus 38,000 shares of the Company's common stock to complete this acquisition.

         OIN Sprinkler A/S. From the time of acquisition forward, 1998 revenues for the sprinkler division were approximately $200,000. The Company paid $60,000 in cash plus 22,400 shares of the Company's common stock to complete the acquisition of OIN Sprinkler's assets.


         In addition, the Company believes that the formation of its wholly owned subsidiary, SIMEX Energy Services, Inc. ("SIMEX Energy") will contribute to the Company's growth in the United States. SIMEX Energy provides services and designs products which reduce demand for electricity and minimize electrical usage. The principal market for SIMEX Energy is in the southeastern United States.

         RESULTS OF OPERATIONS. COMPARISON OF SIX MONTHS ENDED JUNE 30, 1999 AND SIX MONTHS ENDED JUNE 30, 1998.





    CONSOLIDATED STATEMENT OF OPERATIONS DATA        SIX MONTHS ENDED             PERCENTAGE
                  (IN THOUSANDS)                         JUNE 30,                 OF REVENUES

                                                    1999         1998         1999          1998
=================================================================================================
Revenues                                          $16,174       10,293        100.0%        100.0

Cost of revenues                                   13,107        8,199         81.0          79.7
                                                  -------       ------       ------        ------

         Gross profit                               3,067        2,094         19.0          20.3

Selling, general and administrative expenses        2,928        1,384         18.1          13.4
                                                  -------       ------       ------        ------

         Operating income                             139          710          0.9           6.9

Other income (expense):

         Interest income                              156            9          1.0            --

         Interest expense                            (415)         (87)        (2.6)         (0.8)

         Other                                       (130)          --         (0.8)           --
                                                  -------       ------       ------        ------

         Total other expense                         (389)         (78)        (2.4)         (0.8)
                                                  -------       ------       ------        ------

         Income (loss) before income taxes           (250)         632         (1.5)          6.1

Income taxes                                          117          217          0.7           2.1
                                                  -------       ------       ------        ------

         Net income (loss)                        $  (367)         415         (2.2)%         4.0
                                                  =======       ======       ======        ======



         REVENUES (IN THOUSANDS). Revenues during the six months ended June 30, 1999 were $16,174, compared to $10,293 during the six months ended June 30, 1998. The increase in net sales in the amount of $5,881, was primarily due to several business acquisitions which occurred on or after May 1998 and therefore only partial operating results of the acquired businesses were included in the six months ended June 30, 1998. The increase in revenues for the six months ended June 30, 1999 which is attributable to the acquired businesses was $4,379, and the increase attributable to the existing operations was $1,502.

         COST OF REVENUES. In the six months ended June 30, 1999, cost of revenues was $13,107, which represented 81% of net sales. During the six months ended June 30, 1998, cost of goods sold was $8,199, which represented 81% of net sales.


         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses during the six months ended June 30, 1999 were $2,928, which represented 18% of net sales. During the six months ended June 30, 1998, general and administrative expenses were $1,384, which represented 13% of net sales. The increase in general and administrative expenses is the result of several business acquisitions which occurred on or after May 1998 and the expenses related to the Company's Atlanta, Georgia executive offices. A significant portion of the increased expenses related to legal, accounting and other professional fees, incurred in both the United States and Norway, related to the filing of the Company's registration statement.




         OTHER INCOME (EXPENSE). Other income (expense) decreased $(311) during the six months ended June 30, 1999 as compared to the six months ended June 30, 1998. This decrease primarily results from increased interest costs related to increased borrowings in 1999 to finance the Company's growth. The Company intends to repay a portion of its indebtedness during 1999.


         NET INCOME (LOSS). During the six months ended June 30, 1999, the Company had net loss of $(367) or $(0.03) per weighted-average diluted share. During the six months ended June 30, 1998, the Company reported a net income of $415 or $0.04 per weighted-average diluted share. The loss for the six months ended June 30, 1999, was primarily due to increased expenses related to the Company's United States operations and losses in the Company's service segment as a result of increased cost of sales.

         ANNUAL HISTORICAL RESULTS OF OPERATIONS, YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997.



                     CONSOLIDATED                      YEARS ENDED                PERCENTAGE
             STATEMENT OF OPERATIONS DATA              DECEMBER 31,               OF REVENUES
                    (IN THOUSANDS)
                                                    1998          1997          1998          1997
                                                  --------       -------       ------        ------

====================================================================================================

Revenues                                          $ 24,403        13,740        100.0%        100.0

Cost of revenues                                    20,757        12,418         85.1          90.4
                                                  --------       -------       ------        ------

         Gross profit                                3,646         1,322         14.9           9.6

Selling, general and administrative expenses         2,245           765          9.2           5.5
                                                  --------       -------       ------        ------

         Operating income                            1,401           557          5.7           4.1
                                                  --------       -------       ------        ------

Other income (expense):

         Interest income                               105            31           .5            .2

         Interest expense                             (385)         (207)        (1.6)         (1.5)

         Other                                           7            --           --            --
                                                  --------       -------       ------        ------

         Total other expense                          (273)         (176)        (1.1)         (1.3)
                                                  --------       -------       ------        ------

         Income before income taxes                  1,128           381          4.6           2.8

Income taxes                                           377           168          1.5           1.2
                                                  --------       -------       ------        ------

         Net income                               $    751           213          3.1%          1.6
                                                  ========       =======       ======        ======



         The following discussion relates to the Company's actual operating results for the periods noted. These operating results include the operations of the companies acquired by the Company during the periods referenced from the date of acquisition. As a result, the Company believes the operating results for the year ending December 31, 1998 are not comparable to the year ended December 31, 1997.

         REVENUES (IN THOUSANDS). Revenues increased $10,663 or 78% to $24,403 for the year ended December 31, 1998, from $13,740 for the year ended December 31, 1997. The Company's acquisition program contributed $6,872 to this increase for the year ended December 31, 1998, and the development and growth of the construction segment contributed $1,441 for this increase for the year ended December 31, 1998. The remainder of the increase for the year ended December 31, 1998 was attributable to, among other things, the increase in client engagements.

          COST OF REVENUES. Cost of revenues increased $8,339 or 67% to $20,757 for the year ended December 31, 1998 from $12,418 for the year ended December 31, 1997. As a percentage of revenues, cost of revenues decreased from 90.4% for the year ended December 31, 1997 to 85.1% for the year ended December 31, 1998. The increase in dollar amounts was primarily attributable to the integration of the companies acquired by the Company since May 1998, and, to a lesser extent, increased costs associated with the increased revenues from existing operations. An increase of $6,164 in the cost of revenues for the year ended December 31, 1998 was attributable to the acquisitions consummated by the Company in 1998.

          SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $1,480 or 193% to $2,245 for the year ended December 31, 1998 from $765 for the year ended December 31, 1997. As a percentage of revenues, selling, general and administrative expenses increased from 5.5% for the year ended December 31, 1997 to 9.2% for the year ended December 31, 1998. This increase in dollar and percentage terms was primarily attributable to the acquisitions and increase in the number of employees at the end of 1998. In addition, with the reorganization of the Company, certain expenses for office overhead and related expenses in the United States were incurred. An increase of $877 for the year ended December 31, 1998 was attributable to the consummation of the acquisitions by the Company in 1998. The remainder of the increase is primarily attributable to the expenses associated with the integration costs and the expansion of the management infrastructure to support the growth in the Company's operations.

          OTHER INCOME (EXPENSE). Other income (expense) increased by $97 for the year ended December 31, 1998. An increase of $73 in other expenses for the year ended December 31, 1998 was attributable to the consummation of the acquisitions by the Company in 1998.

          Net income for 1998 increased by $538 to $751 for the year ended December 31, 1998 from $213 for the year ended December 31, 1997. This increase was attributable to the increase in net income from the acquisitions as well as the increase in revenues generated by SIMEX A/S.

          FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (IN THOUSANDS). Historically, the Company has financed its operations primarily with cash flows from operations and proceeds from its available credit lines. Cash flows provided by operating activities for the year ended December 31, 1997 aggregated $836, while cash used in operating activities for the year ended December 31, 1998 aggregated $(691). For the six months ended June 30, 1998, cash used in operating activities was $(272); for the six months ended June 30, 1999, cash flows used in operating activities were $(1,507). The impact on cash flows for the year ended December 31, 1998 and for the six months ended June 30, 1999 were primarily due to the acquisitions.

         With the reorganization, the Company raised additional capital during the six months ended June 30, 1998 through the sale of common and preferred stock, the net proceeds of which aggregated $2,506.

         Cash used in investing activities which was related to additions to property and equipment and for acquisitions for business, net of cash acquired, for the years ended December 31, 1997 and 1998 aggregated $(516) and $(5,265), respectively. For the six months ended June 30, 1998 and 1999, cash used in investing activities was $(2,759) and $(673), respectively. The significantly higher additions to property, plant and equipment for the six months ended June 30, 1999 and the year ended December 31, 1998 resulted from the acquisition of businesses and integration of these businesses into the Company.

         Cash flows used in financing activities for the year ended December 31, 1997 were $(243); for the year ended December 31, 1998, cash flows provided by financing activities were $6,686. For the six months ended June 30, 1999, cash flows provided by financing activities were $1,758; for the six months ended June 30, 1998, cash flows provided by financing activities were $3,323. While cash flows provided by financing activities for the year ended December 31, 1998 were $6,686, net borrowings by the Company under its line of credit provided $203 for year ended December 31, 1998 and $159 and $1,890 for the six months ended June 30, 1998 and 1999, respectively; for the year ended December 31, 1997, net cash repayments under the Company's line of credit aggregated $(273). During 1997, the Company borrowed $30. During 1998, the Company borrowed $5,247 and repaid $2,598 under the Company's line of credit.

         Cash flows provided by the issuance of preferred and common stock for the year ending December 31, 1998, net of dividends, was $3,834 and $0 for the year ending December 31, 1997. The effect of exchange rate changes and cash and cash equivalents for the year ending December 31, 1997 was $(23), and for the year ending December 31, 1998 was $(38). For the six months ended June 30, 1998, the effective exchange rate changes and cash and cash equivalents was $(186) and for six months ended June 30, 1999 was $(178).

         CAPITAL EXPENDITURES. For the year ended December 31, 1998, the Company had outstanding operating lease commitments of approximately $623. For the six months ended June 30, 1999, the Company had an outstanding note payable in connection with the Company's revolving line of credit to Spare Bank in the principal amount of $3,613. For the six months ended June 30, 1999, the Company had a note payable to Spare Bank of approximately $5,732 secured by real property, furniture, fixtures and equipment of which $2,611 was due in less than one year.

         In addition, SIMEX A/S has entered into a twenty year lease commencing on September 1, 1999 with Tjelta Eiendom for the lease of new headquarters facility in Stavanger, Norway which represents a significant commitment by the Company for a capital expenditure. Under the terms of the lease, SIMEX A/S shall construct tenant improvements to the facility of approximately $1,500. At the end of the lease, SIMEX A/S will receive from the lessor a payment of approximately $2,300 for such improvements. The parties have negotiated variable rental payments under the lease which are based upon the interest payable by the lessor on the loan for the building and the amount invested by SIMEX A/S for the production facilities and the office facilities. These rental payments are approximately $687 for the first year of the lease and $455 for the last year of the lease. The lease between Tjelta Eiendom and SIMEX A/S is conditioned upon Tjelta Eiendom purchasing SIMEX A/S's existing headquarters facility in Stavanger, Norway. The parties are negotiating the terms and conditions of this purchase by Tjelta Eiendom. Proceeds from the sale of the real property will be sufficient to retire all of the debt on the real and personal property and leave approximately $500 to be used working capital needs.

         Under the Company's revolving line of credit which is secured by real property, furniture, fixtures and equipment and accounts receivable, the Company had drawn $3,613 as of June 30, 1999. The revolving line of credit bears interest at NIBOR (Norwegian) plus .75% (8.97% at December 31, 1998). The revolving line of credit is payable upon demand and is secured by real property, furniture, fixtures and equipment and accounts receivable of the Company.

         The Company believes that its available cash resources and credit facilities, combined with its cash flows from operations will be sufficient to meet its anticipated working capital and capital expenditure requirements for at least the next twelve months. However, the Company will need to raise significant additional equity in order to increase its line of credit with its Bank to support growth, respond to competitive pressures, acquire complimentary businesses or technologies or to take advantage of unanticipated opportunities. SEE RISK FACTORS - LIMITED CAPITAL/NEED FOR ADDITIONAL CAPITAL.

         SEASONALITY

         Revenues of the Company generally reflect the weather-related construction periods as well as the extended vacation terms in Norway in July and December of each year.

         YEAR 2000 RISK


         In the summer of 1998, the Company established an internal task force to assess the impact that potential Year 2000 problems may have on company-wide operations. The task force determined that much of the computer systems and software used for order entry, billing, inventory management, job costing and other accounting functions would either need to be upgraded or replaced in order to be Year 2000 ready. The Company is in the process of making the necessary upgrades and replacements to its computer systems and software to insure Year 2000 readiness. During the past year, the Company has made substantial capital investments to replace a majority of its computer systems with computer systems and software which are Year 2000 ready and expects to replace or upgrade non-compliant critical computer systems and software before the end of the third quarter of 1999. To date, the Company has incurred expenses of approximately $510,000 in connection with such upgrades and replacements of computer systems and software. Although the Company is still in the process of determining the most cost-effective means of upgrading or replacing its remaining non-year 2000 ready computer systems and software, the Company anticipates that these additional expenses will not be excessive. In addition, the Company has determined that the majority of its critical equipment, such as electrical systems and production machinery, is not controlled or regulated by embedded computer chips. Based on the Company's internal review of its critical equipment and the results of testing to date, the Company believes that the Company would be able to operate its critical equipment on a manual basis for some period of time without experiencing a significant negative impact on its operations.



         However, the Company believes that its largest Year 2000 risk is the Company's dependence upon third parties. The failure of third parties to achieve Year 2000 readiness could have a material adverse effect on the Company's results from operations and could damage its relationships with its customers. The Company has identified significant suppliers whose Year 2000 readiness could affect the Company and has inquired about the status of their Year 2000 readiness. Despite the positive responses received from these significant suppliers, the Company is unable to verify independently these assurances. The Company also cannot provide assurances that all significant third parties, such as public utility companies, will achieve Year 2000 readiness in a timely manner. For example, a failure outside the Company's control, such as a prolonged loss of electrical or telephone service, could materially impact its operations and may prevent the Company from operating its critical equipment on a manual basis.


         In the event potential problems arise from the failure of the Company's computer systems or critical equipment, the Company has adopted limited contingency plans. If a problem occurs in the Company's critical equipment, the Company has arranged for employees to be available on December 31, 1999 and January 1, 2000 in order to operate manually the Company's critical equipment. Although the Company has adopted limited contingency plans, the Company cannot make assurances that the Company will not be adversely affected by the failure of its computer systems and critical equipment to operate correctly after December 31, 1999.

         ITEM 3. DESCRIPTION OF PROPERTY. The following table shows the location, general character, square footage, annual rent and lease expiration date of the principal operating facilities owned or leased by the Company as of June 30, 1999. The executive offices are located in Atlanta, Georgia, which is a leased facility occupying approximately 1,643 square feet. The Company considers its properties to be in generally good condition and well-maintained, and are generally suitable and adequate to carry on the Company's business.



                                                                            SQUARE
        LOCATION               CITY              GENERAL CHARACTER            FEET     ANNUAL RENT    LEASE EXPIRATION
=======================================================================================================================
Suite 995, 3475 Lenox     Atlanta,         Principal Executive Office         1,643       $29,830    January 31, 2001
Road, NE                  Georgia

Godesetdalen 24           Forus            Production Facility and           23,606                  Owned, subject to
                          (Stavanger),     European Administrative Office                            mortgage
                          Norway                                                                     indebtedness.

Fabrikkveien 28           Forus            Production Facility,              12,600                  Owned, subject to
                          (Stavanger),     Norwegian Cooling Industries.                             mortgage
                          Norway                                                                     indebtedness.

Fjosangerveien 70A        Bergen, Norway   Production Facility and           10,730       $55,000    May 31, 2004
                                           Satellite Administrative
                                           Office

Gregorius Dagssons GT     Skien (Oslo),    Telefrost Kjoleindustri A/S        5,365       $47,000    April 2003
207                       Norway


         ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth, as of June 30, 1999 certain information regarding beneficial ownership of common stock by:

         - Each person known to the Company who owns beneficially more than five percent (5%) of the common stock;

         - The directors;

         - The executive officers; and

         - All executive officers and directors as a group.

         Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within sixty (60) days of the date of this Registration Statement are deemed outstanding. These shares, however are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name. Unless otherwise indicated, the address for the following shareholders is c/o SIMEX Technologies, Inc.



                                                                                   COMMON
                                                                          STOCK BENEFICIALLY OWNED
                 NAME AND ADDRESS OF BENEFICIAL OWNER (1)             NO. OF SHARES       % OF CLASS
         ==================================================================================================

         MR. ELMER LUNDE                                                 5,265,000           41.06%
         Roaldsoyveien 44
         N-4085 Hundvag
         Norway

         MR. KNUT ROSVOLD                                                  742,500            5.79%
         Eiganesveien 57
         4009 Stavanger
         Norway

         MR. OYSTEIN FRAFJORD                                              742,500            5.79%
         Slettmyrhagen 14
         N-4033 Forus
         Norway

         LANCER OFFSHORE, INC.(2)                                        1,919,474           13.85%
         Suite 2006
         375 Park Avenue
         New York, New York  10152

         MR. KJELL INGE JAGELID(3)                                         117,500             .09%
         140 South Falcon Bluff
         Alpharetta, Georgia 30022

         MR. WARREN L. TRAVER(4)                                           117,500             .09%
         21 Middleton Road
         Savannah, Georgia  31411

         ALL DIRECTORS AND EXECUTIVE OFFICERS AS A                       6,985,000              54%
         GROUP (3 Persons)

(1) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. Under the rules of the Securities and Exchange Commission, a person is deemed to be a "beneficial" owner of securities if he or she has or shares the power to vote or direct the voting of such securities or the power to direct the disposition of such securities. A person is deemed to be the beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. More than one person may be deemed to be a beneficial owner of the same securities.


(2) Lancer Offshore, Inc. owns 1,177,500 shares of common stock which represents 9.12% of the outstanding shares. Lancer Offshore, Inc. is an affiliate of (a) Lancer Partners, L.P. which owns 571,000 shares of common stock which represents 4.6% of the outstanding shares, (b) Lancer Voyager Fund which owns 117,500 shares of common stock which represents .09% of the outstanding shares and (c) Michael Lauer who owns 53,474 shares of common stock which represents .04% of the outstanding shares. These affiliated entities own beneficially 13.85% of the outstanding shares of the Company.



(3) Mr. Kjell Inge Jagelid owns 25,000 shares of common stock in his own name and is Trustee of the Jagelid Family Trust of which he may be deemed to be the "beneficial" owner of 92,500 shares of common stock by virtue of his family relationships.

(4) Mr. Warren L. Traver is the Trustee of the Traver Family Trust of which he may be deemed to be the "beneficial" owner of 75,000 shares of common stock and is the Trustee of the Stewart Wigton Traver Trust of which he may be deemed to be the beneficial owner of 42,500 shares of common stock by virtue of his family relationships.

         ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS. Our executive officers, directors and certain key employees, their ages as of June 30, 1999 and their position(s) with SIMEX are as follows:

           NAME             AGE                  POSITION


MR. ELMER LUNDE             43      Director and Chairman of the Board since
                                    April 28, 1998 and President and Treasurer of the Company since July 1, 1999. Mr. Lunde is also the founder of SIMEX A/S, the principal subsidiary of the Company. Since
                                    1980 and prior to his appointment as
                                    Director, Mr. Lunde served as director of SIMEX A/S and has been involved in the development and implementation of all aspects of that business. Mr. Lunde serves as Chief Financial Officer of Simex, A/S.
                                    Mr. Lunde has an extensive background in HVAC, having performed an extensive apprenticeship in these disciplines. Mr.
                                    Lunde is a resident of Stavanger, Norway.


MR. WARREN L. TRAVER        53      Director since April 28, 1998. Mr. Traver
                                    also serves as Executive Vice-President and General Counsel of the Company. Mr. Traver has been instrumental in structuring the Company and has become part of the management team with responsibilities including mergers, acquisitions and legal matters. In addition to serving as a director of the Company, Mr. Traver has been engaged in the private practice of law with emphasis in corporate finance and securities regulation since 1970. Mr. Traver received a B.A. degree from the University of the South and a J.D. from Mercer University. Mr.
                                    Traver is a member of the State Bar of
                                    Georgia and the Florida Bar.


MR. KJELL JAGELID           55      Director from April 28, 1998 until June 30,
                                    1999. Mr. Jagelid has also served as
                                    President and Treasurer of the Company from April 28, 1998 until June 30, 1999. Mr.
                                    Jagelid currently serves as President of SIMEX Energy and serves as a consultant to the Company. Prior to being elected as director and officer of the Company, Mr.
                                    Jagelid worked as Manager of Special
                                    Projects for SIMEX A/S and as an independent business consultant. He was actively involved in these posts since 1991. From
                                    1991 to 1993, Mr. Jagelid also owned and operated Watkins Industries, Inc., a precision parts manufacturer for the aerospace and automotive industries. Mr.
                                    Jagelid is also responsible for the
                                    invention of the J.M. Matic spiral duct
                                    machine for HVAC and post-tensioning ducts used in heavy construction currently utilized by SIMEX A/S. Mr. Jagelid has been associated with several large engineering and construction firms involving concrete construction for bridges, oil and gas drilling platforms and other civil engineering projects. Mr. Jagelid holds approximately fifteen patents in the manufacturing and construction industries.
                                    He received a Bachelor's Degree in Finance,
                                    PHF, Goteborg, Sweden and a Masters Degree in Civil and Mechanical Engineering, GTI,
                                    Sweden. Mr. Jagelid is fluent in English and the Scandinavian languages.

MR. C. MICKLE MOYE          63      Director since May 1999. Mr. Moye has served
                                    as the President and Chief Executive Officer of three bank and trust companies over the past 15 years. In December 1998, Mr. Moye retired as President and CEO of Security
                                    State Bank, Canton, Georgia after 10 years of employment. Mr. Moye holds a B.S. degree in Industrial Management from the Georgia
                                    Institute of Technology and has pursued
                                    post-graduate studies at the Harvard
                                    Business School.

MR. JOHN P. O'BRIEN         32      Secretary. Mr. O'Brien acts as Corporate
                                    Secretary and consultant to the Company. He began working with the Company in February
                                    1999. Prior to his engagement at the
                                    Company, Mr. O'Brien worked as a consultant to numerous businesses and business organizations on matters related to technology, internet communications strategy, and Latin American public policy issues. Mr. O'Brien holds a B.A. degree from Baylor University, a J.D. degree from South
                                    Texas College of Law in Houston, Texas, and a M.A. in Latin American Studies from the University of Texas at Austin. He is a member of the Georgia and Texas state bar associations. Mr. O'Brien also speaks
                                    Spanish and French.

MR. KNUT T. ROSVOLD         55      President and Director of SIMEX A/S. Mr.
                                    Rosvold is an HVAC and plumbing engineer.
                                    Prior to beginning his employment at SIMEX
                                    A/S in 1988, Mr. Rosvold worked as the
                                    manager of the HVAC Division in Stavanger, Norway for ABB. Mr. Rosvold has been General
                                    Manager of SIMEX A/S since 1988.


MR. BJORN HILLEROY OKLAND   36      Secretary and Director of Finance of SIMEX
                                    A/S. Mr. Okland has been the Director of Finance at SIMEX A/S since the acquisition of Norwegian Cooling Industries in 1998.
                                    Prior to the acquisition, he was employed for three years as the Director of Finance for that company. From 1993 to 1996, Mr.
                                    Okland served as the dean of the IHM
                                    Business School in Bergen, Norway. Mr.
                                    Okland holds the equivalent of a Bachelor of Business Administration and a Masters degree in Science. He received the latter from the University of Surrey in England.


MR. FRODE LASTAD            42      General Manger, Norwegian Cooling
                                    Industries. Mr. Lastad has served as General
                                    Manager since June of 1988. He graduated from the Norwegian Technical University with a civil engineering degree in refrigeration in 1982. Mr. Lastad has been employed by Norwegian Cooling Industries since 1984.

MR. OYSTEIN FRAFJORD        34      Manager, Ventilation Division, and Director
                                    of SIMEX A/S. Mr. Frafjord began his
                                    employment at SIMEX A/S in 1981 as a
                                    blacksmith apprentice. In 1988, Mr. Frafjord was promoted to manager for the Ventilation
                                    Division. In this capacity, he is
                                    responsible for sales, planning, and project management. Mr. Frafjord has five years of technical training in metal technology.

         BOARD COMPOSITION

         Each member of the Board of Directors is elected on an annual basis by the shareholders. At each annual meeting of shareholders, directors are elected for the next year. Each director serves for a one (1) year term.

         Each officer is elected by, and serves at the discretion of, the Board of Directors. There are no family relationships among any of the directors or executive officers.

         COMMITTEES OF THE BOARD

         The Board of Directors has not created any committees. However, prior to filing an application for listing of the common stock with any stock exchange, the Board of Directors will establish an Audit committee and a Compensation committee. The Audit Committee will review, act on and report to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices.

         The Compensation Committee will establish salaries, incentives and other forms of compensation for our officers and other employees and administers our incentive compensation and benefit plans.

         DIRECTOR COMPENSATION

         Outside Directors receive $1,000 per meeting. Other Directors receive no cash remuneration for serving on the Board of Directors but are reimbursed for reasonable expenses incurred by them in attending Board and Committee meetings.

         EMPLOYEE CONTRACTS

         The Company has not entered into any employment agreements with its officers or key employees.

         LOCK-UP AGREEMENTS


         As of April 20, 1998, the Company and the Chairman of the Board of Directors, Mr. Elmer Lunde, the President of SIMEX A/S, Mr. Knut Rosvold, and Mr. Oystein Frafjord, Director of SIMEX A/S agreed to enter into lock-up agreements expiring April 20, 2001 in order to limit the number of shares that may be sold during any twelve (12) month period to 5% of the number of shares owned. No shares have been disposed of by any shareholder/officer since the date of the reorganization. In addition, the Company entered into a lock-up agreement with Weld Tech A/S which allows Weld Tech A/S to sell 90,000 shares of common stock immediately, 180,000 shares of common stock after June 30, 1999 and 180,000 shares of common stock after January 1, 2000. The holders of these shares must also comply with the restrictions set forth under Rule 144A of the Securities and Exchange Act of 1933 prior to reselling these shares.

         ITEM 6. EXECUTIVE COMPENSATION. No executive officer, director or other individual received compensation of more than $100,000 for the prior fiscal year.

         COMPENSATION TABLES

         The compensation paid in 1998 to the Chief Executive Officer of the Company and to SIMEX A/S is set forth in the table below. No other executive officers or any officer of a subsidiary had total compensation that exceeded $100,000.




                                           1998 SUMMARY COMPENSATION TABLE
                                                     THE COMPANY

                                      ANNUAL
                                   COMPENSATION                            LONG-TERM COMPENSATION
                                                                            AWARDS          PAYOUTS
                                                     OTHER ANNUAL   RESTRICTED    OPTIONS     LTIP      ALL OTHER
       NAME AND                  SALARY     BONUS    COMPENSATION     STOCK        SARS      PAYOUT    COMPENSATION
  PRINCIPAL POSITION    YEAR      ($)        ($)          ($)         AWARDS        (#)       ($)           ($)
======================================================================================================================

Kjell I. Jagelid(1)    1998         0         0            0             0           0         0             0

Elmer Lunde(2)         1998    80,000         0            0             0           0         0             0



         There were no options granted to the Executive Officers of the Company and its subsidiaries during the year ending December 31, 1998. The Company has no stock appreciation rights ("SARs") outstanding.

         ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


         THE REORGANIZATION. The Company was originally organized under the laws of the State of Utah on January 27, 1983 under the name Medical Technologies, Inc. The Company subsequently changed its name several times and in January 1996, changed the state of incorporation to Nevada and the name to Maile International, Inc. ("Maile"). On April 28, 1998, the shareholders of SIMEX A/S, the Company's principal operating subsidiary in Norway, exchanged all of its shares of stock for 6,000,000 shares representing approximately sixty percent (60%) of all of the outstanding stock of Maile prior to the receipt of 1,500,000 shares placed in escrow. At the closing of the exchange of shares, Maile changed its name to SIMEX/NK Technologies, Inc. Simultaneously with the exchange of the shares, 357,142 common stock and 1,130,000 shares of its 8% Series A Convertible Preferred Stock were sold in a private offering. The price paid for the common stock was $1.40 per share for the common stock and $1.90 per share for the Preferred Stock. The preferred stock was convertible into shares of common stock on a one-for-one basis after 90 days. The preferred stock accrued dividends of $47,000 which were

-----------
(1) Mr. Jagelid is presently compensated as a consultant to the Company. See Certain Relationships and Related Transactions.

(2) Mr. Lunde is a participant in the Defined Benefit Pension Plan of the Company's subsidiary, SIMEX A/S.

paid in connection with the conversion of all of the outstanding preferred stock into common stock in August 1998.


         The common stock issued in the private placement and the common stock converted from the preferred stock are subject to registration rights of the holders.


         At the time of the exchange, the persons serving as the management of SIMEX A/S became the management of the Company. The remaining 2,512,857 shares of common stock are owned by approximately 200 shareholders.

         In April 1999, the Company reincorporated in the State of Delaware and changed its name to SIMEX Technologies, Inc.

         THE ESCROW SHARES. In addition to the 6,000,000 shares issued to the original SIMEX A/S shareholders, 1,500,000 shares of stock were deposited into escrow pending release at the earlier of (i) the Company achieving earnings before interest, income taxes, depreciation and amortization ("EBITDA") of at least $1,800,000 after certain unusual items such as currency exchange fluctuations, excess depreciation and unusual losses during the year ended December 31, 1998 or 1999 or (ii) five (5) years from the date of the depositing of the shares into escrow. The shares were released in May 1999 to the original SIMEX A/S shareholders.

         THE PRIVATE PLACEMENT. In July 1998, the Company authorized the issuance of an additional 1,200,000 shares. The Company sold 789,474 shares to a group of four (4) investors designated by the Company as the Lauer Group for a purchase price of $1.90 per share. The Lauer Group has certain registration rights with respect to the shares of the common stock. In September and December 1998, the Company issued 10,000 shares at $3.25 per share and 4,600 shares at $3.25 per share, respectively. Proceeds to the Company were $47,000. The purchases were not related to the Lauer Group.

         THE ACQUISITIONS. The Company acquired five (5) companies in 1998 and in connection therewith paid for the acquisitions in cash or a combination of cash and issuance of common stock. A description of the acquisitions are as follows:


         - In May 1998, the Company's subsidiary, SIMEX A/S, acquired the outstanding shares of Norwegian Cooling Industries. In connection with that transaction, the Company paid the shareholders of Norwegian Cooling Industries $2.7 million in cash.


         - In September 1998, SIMEX A/S purchased the assets of OIN Srinklers A/S, including its inventory and accounts. In connection with that transaction, the Company paid approximately $60,000 plus 22,400 shares of the Company's common stock in exchange for these assets.

         - In November 1998, SIMEX A/S acquired all of the outstanding shares of Weld Tech A/S. In connection with that transaction, the Company paid the shareholders approximately $1.3 million cash and issued 450,000 shares of common stock with an option to acquire an additional 200,000 shares at a par of $2.75 per share. The option expires in two (2) years.

         - In November 1998, SIMEX A/S acquired all of the outstanding share of Hordaror A/S. In connection with that transaction, the Company paid the shareholders approximately $104,000 cash and issued 13,513 shares of common stock.

         - In November 1998, SIMEX A/S acquired all of the outstanding share of Vest Norge Doors. In connection with that transaction, the Company paid the shareholders approximately $135,000 cash and issued 38,000 shares of common stock.

         LOANS TO SHAREHOLDERS. The Company has loaned money to Elmer Lunde, Kjell Jagelid, Knut Rosvold and Oystein Frafjord. The loans are payable upon the earlier to occur of (a) a demand for payment by the Company or (b) August 1, 2003. The loans carry interest at the United States prime rate published from time to time by the Wall Street Journal and require quarterly payments of interest. The purpose of these loans was to pay personal income tax (Norwegian) on the value of the stock received in the reorganization.


         FUTURE TRANSACTIONS. All future transactions, including loans between the Company and its officers, directors, principal shareholders and their affiliates, are required to be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board and will be on terms no less favorable than could be obtained from unaffiliated third parties.


         CONSULTANTS. In September of 1997, SIMEX A/S engaged Mr. Kjell Inge Jagelid and Mr. Warren L. Traver to assist the Company in securing capital in the United States. Mr. Traver receives $10,000 a month as compensation for his services as a consultant for the Company, and Mr. Jagelid receives $5,000 a month as compensation for his services as a consultant for the Company. Prior to June 30, 1999, Mr. Jagelid received $10,000 a month for compensation for his services as a consultant for the Company. The Board of Directors elected to pay this amount of compensation to Mr. Jagelid and Mr. Traver because the Company does not intend to employ Mr. Jagelid and Mr. Traver on a long-term basis. Messieurs Jagelid and Traver also beneficially own shares of the Company. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."


         INVESTMENTS. In 1998, the Company acquired forty percent of the outstanding common stock of two information technology companies, Jotronic Data A/S ("Jotronic") and Unitronic Data A/S ("Unitronic"), which are located in Stavanger, Norway. The purchase price paid by the Company for this investment was approximately $253,800. Jotronic and Unitronic develop computer software which the Company integrates into its systems in order to improve operating efficiencies. In addition, Jotronic and Unitronic assist the Company in maintaining and improving its electronic communication capabilities and its computer network. The Company intends to consolidate Jotronic and Unitronic into one company known as Unitron at the end of 1999.

         ITEM 8. DESCRIPTION OF SECURITIES. The authorized capital stock of the Company consists of 50,000,000 shares of common stock $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value. As of the date of this Registration Statement, there are outstanding:

         - 12,823,873 shares of common stock, held of record by approximately 200 shareholders;

         - Options to purchase an aggregate of 200,000 shares of common stock at an exercise price of $2.75 per share. The options must be exercised by June 30, 2000. The options expire on November 17, 2000.


COMMON STOCK

         The holders of common stock are entitled to one (1) vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, that may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of holders of preferred stock, if any. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

         The Company's Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders.

                                     PART II


         ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         (A) MARKET INFORMATION. Prior to the filing of this Form 10-SB Registration Statement, the shares of stock have been traded in over-the-counter market transactions.

         The following is the range of high and low SALES PRICES for each quarter for the two (2) years ended December 31, 1997 and 1998 and six months ended June 30, 1999 is as follows:

                     YEAR ENDED DECEMBER 31, 1997      YEAR ENDED DECEMBER 31, 1998                  1999
      QUARTER             HIGH             LOW             HIGH              LOW             HIGH             LOW
-------------------- ---------------- --------------- ---------------- ---------------- --------------- ----------------
First                      N/A             N/A              .26              .26             3.50            2.00

Second                     N/A             N/A             4.50              .26             6.13            2.00

Third                      N/A             N/A             4.50             3.25

Fourth                     N/A             N/A             6.25             3.00


         The quotation reflects inter-dealer prices without retail mark-up, mark-down or commissions and may not represent actual transactions.

         The shares may also be sold by one or more of the following methods, without limitation, (a) block trades in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker and dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions (which may include long or short sales) and transactions in which a broker solicits purchases; (d) "at the market" to or through market makers and into an existing market for the shares; (e) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; (f) through transactions in options, swaps or other derivatives (including transactions with broker-dealers or other financial institutions that require the delivery by such broker-dealers or institutions of the shares, which shares may be resold thereafter pursuant to this Prospectus); or (g) any combination of the foregoing, or by any other legally available means. In effecting sales, brokers or dealers engaged by a shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from a shareholder in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the 1933 Act in connection with such sales.

         (B) HOLDERS. The approximate number of holders of the common stock of Company is 200 as of June 30, 1999.


         (C) DIVIDENDS. The Company has not paid any dividends on its common shares in the past, and it is not expected to pay any dividends in the foreseeable future.

         ITEM 2. LEGAL PROCEEDINGS. There are no pending legal proceedings incidental to the business of the Company.

         ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE. There have been no disagreements with independent auditors nor any changes in the Company's independent auditors.

         ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         Other than the exchange of stock during the preceding three (3) years, the Company has issued and sold or otherwise transferred the below listed unregistered securities. These issuances were deemed exempt from registration under the Securities Act in reliance on either (a) Section 4(2) of the Securities Act, as transactions not involving any public offering, or (b) Rule 701 promulgated under the Securities Act. No underwriters were involved in connection with the sales of securities referred to in this Part II Item 4.

         1. On April 28, 1998, the Company issued and sold 1,130,000 shares of convertible preferred stock to four (4) investors in a private placement for an aggregate of $2,147,000 in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.


         2. On April 28, 1998, the Company issued and sold 357,142 shares of common stock to 15 investors in a private placement for an aggregate of $500,000 in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

         3. In August 1998, the Company issued and sold 789,474 shares of common stock to four (4) investors in a private placement for an aggregate of $1,500,000 in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

         4. In September 1998 and December 1998, the Company issued and sold 10,000 and 4,600 shares, respectively, of common stock to two (2) investors in a private placement for an aggregate of $47,450 in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

         ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company has authority under Section 145 of the General Business Act of Delaware (the "DBCA") to indemnify its directors and officers to the extent provided for in such statute. The Company's Certificate of Incorporation permit indemnification of directors and officers to the fullest extent permitted by law.

         The DBCA provides in part that a corporation may indemnify a director or officer or other person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director, officer, employee or agent of the corporation, if it is determined that such person (a) conducted himself in good faith; (b) reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interests, and, in all other cases, that his conduct was at least not opposed to the corporation's best interests; and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.


         A corporation may indemnify a person under the DBCA against judgments, penalties, (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation.

         A corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as a witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.


         The effect of these provisions is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company to recover monetary damages against an officer or director for breach of fiduciary duty as an officer or director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors or officers under the federal securities laws of the United States. The foregoing summary of the Company's Certificate of Incorporation, as amended, is qualified in its entirety by reference to the relevant provisions thereof (filed as Exhibit 3.1).

       INDEX TO FINANCIAL STATEMENTS FOR THE COMPANY AND ITS SUBSIDIARIES

                            SIMEX TECHNOLOGIES, INC.

HISTORICAL:

Independent auditors' report

Consolidated balance sheets as of December 31, 1998 and June 30, 1999
     (unaudited)
Consolidated statements of operations for the years ended December 31, 1998 and
     1997 and the (unaudited) six months ended June 30, 1999 and 1998 Consolidated statements of shareholders' equity for the years ended December 31,
     1998 and 1997 and the six months ended June 30, 1999 (unaudited) Consolidated statements of cash flows for the years ended December 31, 1998 and
     1997 and the (unaudited) six months ended June 30, 1999 and 1998
Notes to consolidated financial statements


PRO FORMA:

Unaudited pro forma consolidated financial information
Unaudited pro forma consolidated statement of operations for the year ended December 31, 1998
Notes to unaudited pro forma consolidated statement of operations

                            NORSK KJOELEINDUSTRI A/S

Independent auditors' report

Consolidated statements of operations for the years ended December 31, 1997 and
     1996 and the (unaudited) three months ended March 31, 1998 and 1997 Consolidated Statements of cash flows for the years ended December 31, 1997 and
     1996 and the (unaudited) three months ended March 31, 1998 and 1997
Notes to consolidated financial statements


                                  WELD TECH A/S

Independent auditors' report
Statement of profit and loss for the years ended December 31, 1997 and 1996 and the (unaudited) nine months ended September 30, 1998 and 1997 Reconciliations between NGAAP and US GAAP for the years ended December 31, 1997 and 1996 and the (unaudited) nine months ended September 30, 1998 and 1997 Statement of cash flows for the year ended December 31, 1997 and 1996 and the
     (unaudited) nine months ended September 30, 1998 and 1997
General accounting policies

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
SIMEX Technologies, Inc.:


We have audited the accompanying consolidated balance sheet of SIMEX Technologies, Inc. and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SIMEX Technologies, Inc. and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                             KPMG LLP



March 26, 1999
Atlanta, Georgia

                   SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                     (In thousands, except per share data)



                                                              DECEMBER 31,        June 30,
ASSETS                                                           1998               1999
                                                              ------------       -----------
                                                                                 (UNAUDITED)
Current assets:
    Cash and cash equivalents                                  $   877                   277
    Trade accounts receivable, less allowance for
      doubtful accounts of $70 in 1998 and $66 in 1999           6,037                 6,302
    Costs and estimated earnings in excess of billings on
      uncompleted contracts (note 3)                             1,528                 1,846
    Inventories                                                  1,515                 1,206
    Prepaid expenses and other current assets                       14                    56
                                                               -------                ------
                        Total current assets                     9,971                 9,687
Notes receivable - officers (note 4)                               245                   230
Investments (note 5)                                             1,271                 1,447
Investments in affiliated companies (note 6)                       281                   281
Property, plant, and equipment, net (note 7)                     5,589                 5,546
Goodwill, less accumulated amortization of $128 in 1998
   and $172 in 1999                                              3,589                 3,389




                                                               -------                ------
                           Total assets                        $20,946                20,580
                                                               =======                ======




See accompanying notes to consolidated financial statements.

                   SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                     (In thousands, except per share data)





                                                                      DECEMBER 31,          June 30,
LIABILITIES AND SHAREHOLDERS' EQUITY                                      1998               1999
                                                                     -------------      ------------
                                                                                         (UNAUDITED)
Current liabilities:
   Note payable - bank (note 8)                                      $       1,723             3,613
   Current portion of long-term debt (note 9)                                2,430             2,611
   Accounts payable                                                          2,066             2,104
   Accrued salaries and wages                                                  551               335
   Accrued taxes other than income                                           1,251             1,153
   Accrued income taxes                                                        397               408
   Deferred income taxes (note 10)                                             127                --
   Other current liabilities                                                   867               142
                                                                     -------------      ------------
                Total current liabilities                                    9,412            10,366
Long-term debt, less current portion (note 9)                                3,434             3,121
Deferred income taxes (note 10)                                                437               646
Other liabilities                                                              592                65
                                                                     -------------      ------------
                Total liabilities                                           13,875            14,198
                                                                     -------------      ------------
Shareholders' equity:
   Preferred stock, $.001 par value.  Authorized 5,000 shares;
      none issued or outstanding (note 11)                                      --                --
   Common stock, $.001 par value.  Authorized 50,000 shares;
      12,824 shares issued and outstanding in 1998
      and 1999 (note 12)                                                        13                13
   Additional paid-in capital                                                6,465             6,465
   Retained earnings                                                           892               525
   Accumulated other comprehensive loss - foreign currency
      translation adjustment                                                  (299)             (621)
                                                                     -------------      ------------
                Total shareholders' equity                                   7,071             6,382
                                                                     -------------      ------------
Commitments and contingencies (notes 4, 5, and 9)
               Total liabilities and shareholders' equity            $      20,946            20,580
                                                                     =============      ============

                   SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Operations

                     (In thousands, except per share data)


                                                                                             SIX MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,            JUNE 30,
                                                             ------------------------       --------------------
                                                               1998            1997          1999        1998
                                                             --------         ------         -----      ------
                                                                                                 (UNAUDITED)
Revenues                                                     $ 24,403         13,740         16,174     10,293
Cost of revenues                                               20,757         12,418         13,107      8,199
                                                             --------         ------         ------     ------
       Gross profit                                             3,646          1,322          3,067      2,094
Selling, general, and administrative expenses (note 6)          2,245            765          2,928      1,384
                                                             --------         ------         ------     ------
       Operating income                                         1,401            557            139        710
                                                             --------         ------         ------     ------
Other income (expense):
       Interest income (note 4)                                   105             31            156          9
       Interest expense                                          (385)          (207)          (415)       (87)
       Other                                                        7             --           (130)        --
                                                             --------         ------         ------     ------
              Total other expense                                (273)          (176)          (389)       (78)
                                                             --------         ------         ------     ------
       Income (loss) before income taxes                        1,128            381           (250)       632
Income taxes (note 10)                                            377            168            117        217
                                                             --------         ------         -------    ------
       Net income (loss)                                     $    751            213           (367)       415
                                                             ========         ======         ======     ======
Earnings (loss) per share (note 13):
       Basic                                                 $    .06            .02           (.03)       .04
                                                             ========         ======         ======     ======
       Diluted                                               $    .06            .02           (.03)       .04
                                                             ========         ======         ======     ======



See accompanying notes to consolidated financial statements.

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                 Consolidated Statements of Shareholders' Equity

                  Years ended December 31, 1998 and 1997 and

                  Six Months ended June 30, 1999 (Unaudited)

                                 (In thousands)



                                                                                                       RETAINED
                                                  PREFERRED STOCK       COMMON STOCK      ADDITIONAL   EARNINGS
                                              -------------------     ----------------     PAID-IN   (ACCUMULATED
                                                SHARES    AMOUNT      SHARES   AMOUNT     CAPITAL      DEFICIT)
                                              --------    ------      ------   ------    ----------- ------------
Balances at December 31, 1996,
  effected for the reorganization (note 2)          --       $--       10,013      $10        425       (25)

Comprehensive income:
  Net income                                        --        --           --       --         --       213
  Foreign currency translation adjustments          --        --           --       --         --        --
           Total comprehensive income
                                               -------       ---       ------      ---      -----       ---
Balances at December 31, 1997                       --        --       10,013       10        425       188

Issuance of preferred stock (note 11)            1,130         1           --       --      2,055        --
Preferred stock dividends (note 11)                 --        --           --       --         --       (47)
Conversion of preferred stock to
  common stock (note 11)                        (1,130)       (1)       1,130        1         --        --
Issuance of common stock (note 12)                  --        --        1,157        1      1,824        --
Issuance of common stock and options in
  connection with acquisitions (note 14)            --        --          524        1      2,161        --

Comprehensive income:
  Net income                                        --        --           --       --         --       751
  Foreign currency translation adjustments          --        --           --       --         --        --

            Total comprehensive income
                                               -------       ---       ------      ---      -----       ---
Balances at December 31, 1998                       --        --       12,824       13      6,465       892

Comprehensive loss:
  Net loss                                          --        --           --       --         --      (367)
  Foreign currency translation adjustments          --        --           --       --         --        --

            Total comprehensive loss
                                               -------       ---       ------      ---      -----       ---
Balances at June 30, 1999 (unaudited)               --       $--       12,824      $13      6,465       325
                                               =======       ===       ======      ===      =====       ===


                                             ACCUMULATED
                                                OTHER
                                            COMPREHENSIVE
                                           LOSS - FOREIGN
                                              CURRENCY        TOTAL
                                             TRANSLATION   SHAREHOLDERS'
                                             ADJUSTMENT       EQUITY
                                           --------------  -------------
Balances at December 31, 1996,
  effected for the reorganization (note 2)        --          410

Comprehensive income:
  Net income                                      --          213
  Foreign currency translation adjustments       (24)         (24)
                                                            -----
           Total comprehensive income                         189
                                                ----        -----
Balances at December 31, 1997                    (24)         599

Issuance of preferred stock (note 11)             --        2,056
Preferred stock dividends (note 11)               --          (47)
Conversion of preferred stock to
  common stock (note 11)                          --           --
Issuance of common stock (note 12)                --        1,825
Issuance of common stock and options in
  connection with acquisitions (note 14)          --        2,162

Comprehensive income:
  Net income                                      --          751
  Foreign currency translation adjustments      (275)        (275)

            Total comprehensive income                        476
                                                ----        -----
Balances at December 31, 1998                   (299)       7,071

Comprehensive loss:
  Net loss                                        --         (367)
  Foreign currency translation adjustments      (322)        (322)
                                                            -----
            Total comprehensive loss                         (689)
                                                ----        -----
Balances at June 30, 1999 (unaudited)           (621)       6,382
                                                ====        =====



See accompanying notes to consolidated financial statements.

                   SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                                 (In thousands)




                                                                              YEARS ENDED           SIX MONTHS ENDED
                                                                              DECEMBER 31,             JUNE 30,
                                                                          -------------------     --------------------
                                                                            1998       1997         1999         1998
                                                                          --------   --------     --------      -------
                                                                                                        (UNAUDITED)
Cash flows from operating activities:
   Net income (loss)                                                       $   751        213         (367)         415
   Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
       Depreciation and amortization                                           538        386          611          231
       Earnings from affiliated companies                                      (15)        --           --           --
       Deferred income taxes                                                    85         96           82          217
       Other                                                                    75         --           --           --
       Changes in operating assets and liabilities, net of
          effects of acquisitions:
            Accounts receivable                                             (1,594)      (747)        (265)      (3,038)
            Inventories and uncompleted contracts                              428        (61)          (9)         182
            Prepaid expenses and other current assets                       (1,346)       309          (42)        (441)
            Other assets                                                        --         --           --          (12)
            Accounts payable                                                  (714)       406           38          412
            Accrued salaries and wages                                         477         --         (216)         402
            Accrued taxes other than income                                    651        (27)         (98)          --
            Accrued income taxes                                               247         72           11           --
            Other current liabilities                                         (274)       189       (1,252)       1,360
                                                                           -------       ----        -----        -----
                  Net cash provided by (used in) operating activities         (691)       836       (1,507)        (272)
                                                                           -------       ----        -----        -----
Cash flows from investing activities:
  Acquisitions of property, plant, and equipment                              (907)      (516)        (512)        (210)
  Proceeds from sale of property, plant, and equipment                         180         --           --           --
  Acquisitions of businesses, net of cash acquired of $406                  (3,925)        --           --       (2,549)
  Acquisition of investments                                                  (117)        --         (176)          --
  Acquisition of investments in affiliated companies                          (266)        --           --           --
  Proceeds from investments                                                     --         --           --           --
  Increase in notes receivable - employees                                    (230)        --           15           --
                                                                           -------       ----        -----        -----
                  Net cash used in investing activities                     (5,265)      (516)        (673)      (2,759)
                                                                           -------       ----        -----        -----

Cash flows from financing activities:
  Proceeds from (repayments of) note payable - bank, net                       203       (273)       1,890          159
  Proceeds from long-term debt                                               5,247         30           --          658
  Payments on long-term debt                                                (2,598)        --         (132)          --
  Issuance of preferred stock                                                2,056         --           --        2,056
  Issuance of common stock                                                   1,825         --           --          450
  Preferred stock dividends paid                                               (47)        --           --           --
                                                                           -------       ----        -----        -----
                  Net cash provided by (used in) financing activities        6,686       (243)       1,758        3,323
                                                                           -------       ----        -----        -----
Effect of exchange rate changes in cash and cash equivalents                   (38)       (23)        (178)        (186)
                                                                           -------       ----        -----        -----
                  Net change in cash and cash equivalents                      692         54         (600)         106
Cash and cash equivalents at beginning of period                               185        131          877          387
                                                                           -------       ----        -----        -----

Cash and cash equivalents at end of period                                 $   877        185          277          493
                                                                           =======       ====        =====        =====




                                                                     (Continued)

                   SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                                (In thousands)


                                                                          YEARS ENDED           SIX MONTHS ENDED
                                                                          December 31,              June 30,
                                                                      ------------------       -------------------
                                                                       1998         1997        1999         1998
                                                                      -------       ----       ------       ------
                                                                                                    (UNAUDITED)

Supplemental disclosure of cash flows information:
  Cash paid during the years for:
    Interest                                                          $   361        207          285           87
                                                                      =======       ====       ======       ======

    Income taxes                                                      $    56         --           --           --
                                                                      =======       ====       ======       ======

Supplemental disclosure of noncash investing and financing
  activities:
    Acquisition of investment in exchange for receivable              $ 1,154         --           --           --
                                                                      =======       ====       ======       ======

    Conversion of preferred stock to common stock                     $     1         --           --           --
                                                                      =======       ====       ======       ======

In May 1998, the Company acquired the capital stock of
  Norsk Kjoleindustry AS (Norwegian Cooling Industry) (note 14):
    Fair value of net assets acquired, net of cash received           $11,730         --           --        6,722
    Liabilities assumed                                                (5,643)        --           --        4,173
    Common stock and options issued                                    (2,162)        --           --           --
                                                                      -------       ----       ------       ------

                                                                      $ 3,925         --           --        2,549
                                                                      =======       ====       ======       ======


See accompanying notes to consolidated financial statements.

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       December 31, 1998 and 1997 and (Unaudited) June 30, 1999 and 1998

                      (In thousands, except per share data)




(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

       (A)    DESCRIPTION OF BUSINESS

              SIMEX Technologies, Inc. and subsidiaries (collectively, the "Company") principally operates through its wholly owned subsidiary, Simex AS, located in Norway. The Company is engaged in construction and services, including design, engineering, fabrication, production, installation, and maintenance for both off-shore for the oil and gas industry, and on-shore in commercial, industrial, and government projects. In addition, the Company is engaged in concrete post tensioning construction for off-shore oil and gas drilling platforms. The Company has derived its revenues primarily from customers in Norway and the United Kingdom (see note 18).

       (B)    PRINCIPLES OF CONSOLIDATION

              The consolidated financial statements include the financial statements of SIMEX Technologies, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

       (C)    CASH EQUIVALENTS

              Cash equivalents of $249 at December 31, 1998 consist of money market accounts. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

       (D)    INVENTORIES

              Inventories are stated at the lower of cost or market and consist principally of raw materials. Cost is determined using the last-in, first-out method for all inventories other than supplies, for which the first-in, first-out method is used to determine cost.

       (E)    INVESTMENT

              Investment in nonmarketable equity security in which the ownership amount and circumstances do not justify use of the consolidation or equity methods of accounting is carried at cost.

       (F)    INVESTMENTS IN AFFILIATED COMPANIES

              Investments in the common stock of two affiliated companies are accounted for by the equity method. The excess of cost of the stock of those affiliates over the Company's share of their net assets at the acquisition date is being amortized straight-line over 20 years.



                                      49                             (Continued)

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       December 31, 1998 and 1997 and (Unaudited) June 30, 1999 and 1998


                      (In thousands, except per share data)




       (G)    PROPERTY, PLANT, AND EQUIPMENT

              Property, plant, and equipment are stated at cost. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets ranging from five to 39 years. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

       (H)    GOODWILL

              Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 20 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

       (I)    IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE
              DISPOSED OF

              The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

       (J)    REVENUE AND COST RECOGNITION


              Revenues from fixed-price and modified fixed-price contracts are recognized on the percentage-of-completion method, measured by the cost-to-cost method. This method is used because management considers the cost-to-cost method to be the best available measure of progress on these contracts. Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned, measured by the cost-to-cost method.



                                       50                            (Continued)

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       December 31, 1998 and 1997 and (Unaudited) June 30, 1999 and 1998


                      (In thousands, except per share data)




              Contracts to manage, supervise, or coordinate the construction activity of others are recognized only to the extent of the fee revenue. The revenue earned in a period is based on the ratio of hours incurred to the total estimated hours required by the contract.

              Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contact penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured. An amount equal to contract costs attributable to claims is included in revenues when realization is probable and the amount can be reliably estimated.

              The asset, if any, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, if any, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues recognized.

       (K)    INCOME TAXES

              Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

       (L)    RESEARCH AND DEVELOPMENT, AND ADVERTISING

              Research and development, and advertising costs are expensed as incurred. Research and development costs amounted to $450 in 1998 and 1997. Advertising costs amounted to $65 and $49 in 1998 and 1997, respectively.



                                       51                            (Continued)

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       December 31, 1998 and 1997 and (Unaudited) June 30, 1999 and 1998

                      (In thousands, except per share data)




       (M)    PENSION PLAN

              On January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 132, Employers' Disclosures About Pension and Other Postretirement Benefits. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. SFAS No. 132 does not change the method of accounting for such plans.

              The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation before retirement. The cost of this program is being funded currently.

       (N)    COMPREHENSIVE INCOME

              On January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and foreign currency translation adjustment and is presented in the consolidated statements of shareholders' equity and comprehensive income. The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

       (O)    FOREIGN CURRENCY TRANSLATION ADJUSTMENT

              The Company applies Financial Accounting Standards Board Statement No. 52, Foreign Currency Translation (FAS 52) for its subsidiaries outside the United States. Assets and liabilities denominated in foreign functional currencies are translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of shareholders' equity. Revenues, costs, and expenses are translated at the weighted average exchange rate for the period.

       (P)    EARNINGS PER SHARE

              The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. Basic earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net earnings by the sum of (1) the weighted average number of shares of common stock outstanding during the period,
              (2) the dilutive effect, if any, of convertible preferred stock,
              (3) the dilutive effect, if any, of stock options using the treasury stock method, and (4) dilutive effect, if any, of other potentially dilutive securities.



                                       52                            (Continued)

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       December 31, 1998 and 1997 and (Unaudited) June 30, 1999 and 1998

                      (In thousands, except per share data)




       (Q)    USE OF ESTIMATES

              Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

       (R)    INTERIM FINANCIAL INFORMATION

              The accompanying unaudited consolidated financial information as of March 31, 1999 and for the three-month periods ended March 31, 1999 and 1998 have been prepared in accordance with instructions to interim financial information and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Results for interim periods may not be indicative for the full year.


(2)    REORGANIZATION

       On April 28, 1998, Simex AS, the Norwegian principal operating subsidiary of the Company, acquired Maile International, Inc. ("Maile"), a U.S. public shell company, in a transaction accounted for as a reverse acquisition. For accounting purposes, Simex AS was deemed to be the acquiring company and Maile, the acquiree. Accordingly, the transaction was accounted for as a reorganization using historical costs and the consolidated historical financial statements represent those of Simex AS after giving retroactive effect to the issuance of common stock and a reverse stock split in connection with the reverse acquisition. In addition, Maile's name was ultimately changed to SIMEX Technologies, Inc. and became the U.S. holding company for Simex AS.



                                       53                            (Continued)

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       December 31, 1998 and 1997 and (Unaudited) June 30, 1999 and 1998

                      (In thousands, except per share data)




(3)    COST AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON UNCOMPLETED
       CONTRACTS

       Cost and estimated earnings in excess of billings on uncompleted contracts consists of the following at December 31, 1998:

         Cost incurred on uncompleted contracts                         $ 7,912
         Estimated earnings                                               2,139
                                                                        -------
                                                                         10,051
         Less billings to date                                            8,523
                                                                        -------

                                                                        $ 1,528
                                                                        =======

         Costs and estimated earnings in excess of billings on
             uncompleted contracts                                      $ 1,528
         Billings in excess of costs and estimated earnings
             on uncompleted contracts                                        --
                                                                        -------

                                                                        $ 1,528
                                                                        =======


(4)    NOTES RECEIVABLE


       At December 31, 1998, the notes receivable for $270 is due from certain officers of Simex AS. The annual interest rate is the prime rate announced from time to time by the Wall Street Journal and the notes are due the earlier of (a) demand for payment by the Company or (b) August 1, 2003. Interest income for 1998 and 1997 was $5 and $-0-, respectively.


(5)    INVESTMENT


       At December 31, 1998, the Company has a 16.0% ownership in Geoambiente Mining Group International, AVV, a coal and mineral mining operation located in Venezuela. The carrying amount of the investment is $1,175 and is stated at cost. The fair value of this investment has not been disclosed since it is impractical to obtain such fair value. The investment represents a privately held company, and there has not been any recent sales or appraisals of the investment company's stock.


(6)    INVESTMENTS IN AFFILIATED COMPANIES

       Investments in affiliated companies consist of 40% of the common stock of Jotronic Data AS and Unitron Management AS. The shares were acquired in 1998, and the Company has included its share of net income from the date of acquisition. Such equity in earnings is not significant.



                                       54                            (Continued)

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       December 31, 1998 and 1997 and (Unaudited) June 30, 1999 and 1998

                      (In thousands, except per share data)




       The unamortized portion of the excess of the cost over the Company's share of net assets of affiliated companies is $241 at December 31, 1998.

       Jotronic Data provides its services for the Company under the terms of a management services agreement. The cost of these services aggregates $227 in 1998. Fees charged to the Company for these services are set at the level of fees that Jotronic Data charges to unrelated parties.


(7)    PROPERTY, PLANT, AND EQUIPMENT

       Property, plant, and equipment consists of the following at December 31, 1998:

                  Land                                                    $  445
                  Buildings and leasehold improvements                     3,194
                  Machinery and equipment                                  4,108
                                                                          ------
                                                                           7,747

                  Less accumulated depreciation and amortization           2,158
                                                                          ------

                             Net property, plant, and equipment           $5,589
                                                                          ======



       The estimated depreciable lives for building and leasehold improvements are approximately 20-39 years. The estimated depreciable lives for the machinery and equipment is five years.



(8)    NOTE PAYABLE - BANK

       Note payable - bank amounted to $1,723 at December 31, 1998. The Company had amounts outstanding under the note payable - bank which has two components, a $2,447 overdraft facility which bears interest at NIBOR (Norwegian) plus .75% (8.97% at December 31, 1998) and a $1,000 overdraft facility which bears interest at LIBOR plus 1.0% (6.125% at December 31, 1998). Both note payable - bank overdraft facilities are due on demand and are secured by certain accounts receivable and property, plant and equipment of the Company.



                                       55                            (Continued)

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       December 31, 1998 and 1997 and (Unaudited) June 30, 1999 and 1998

                      (In thousands, except per share data)





(9)    LONG-TERM DEBT

       Long-term debt consists of the following at December 31, 1998:

              Mortgage payable, NIBOR (Norwegian) plus .9% (9.12% at December
                   31, 1998), payable in 1999 contingent upon sale of certain buildings with interest due quarterly. Mortgage payable is secured with accounts receivable and property, plant and
                   equipment                                                              $ 1,187
              Mortgage payable, NIBOR (Norwegian) plus 1.0% (9.22% at December
                   31, 1998), payable in quarterly principal payments of $33
                   through 2008 with interest due quarterly. Mortgage payable is secured with accounts receivable and property, plant and
                   equipment                                                                1,250
              Mortgage payable, NIBOR (Norwegian) plus .9% (9.12% at December
                   31, 1998), payable in monthly principal payments of $33
                   through 2004 with interest due monthly. Mortgage payable is secured with accounts receivable and property, plant and
                   equipment                                                                1,974
              Mortgage payable, NIBOR (Norwegian) plus .9% (9.12% at December
                   31, 1998), payable in 1999 with interest due quarterly.
                   Mortgage payable is secured with accounts receivable and
                   property, plant and equipment                                            1,041
              Mortgage payable, NIBOR (Norwegian) plus .9% (9.12% at December
                   31, 1998), payable in quarterly principal payments of $9
                   through 2007 with interest due quarterly. Mortgage payable secured by accounts receivable, inventories, and property,
                   plant and equipment                                                        278
              Mortgage payable, NIBOR (Norwegian) plus .9% (9.12% at December
                   31, 1998), payable in quarterly principal payments of $2
                   through 2002 with interest due quarterly. Mortgage payable secured by accounts receivable, inventories, and property,
                   plant and equipment                                                         33
              11% notes payable, payable in monthly installments of $3 through
                   2007 with interest due monthly. Note payable secured by
                   inventories and equipment                                                  101
                                                                                          -------
                                                                                            5,864
              Less current portion of long-term debt                                        2,430
                                                                                          -------

                      Long-term debt, less current portion                                $ 3,434
                                                                                          =======

       The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1998 are as follows:

                            YEARS ENDING
                            DECEMBER 31,
                          ----------------

                                1999                                               $ 2,430
                                2000                                                   599
                                2001                                                   597
                                2002                                                   578
                                2003                                                   568



                                       56                            (Continued)

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       December 31, 1998 and 1997 and (Unaudited) June 30, 1999 and 1998

                      (In thousands, except per share data)





(10)   INCOME TAXES

       Income tax expense attributable to income from continuing operations consists of:

                                                                    CURRENT      DEFERRED       TOTAL
                                                                    -------      --------       -----

                           Year ended December 31, 1998:
                               U.S. Federal                          $ --           --            --
                               State                                   --           --            --
                               Foreign                                397          (20)          377
                                                                     ----          ---           ---

                                      Total                          $397          (20)          377
                                                                     ====          ===           ===

                           Year ended December 31, 1997:
                               U.S. Federal                          $ --           --            --
                               State                                   --           --            --
                               Foreign                                 72           96           168
                                                                     ----          ---           ---

                                      Total                          $ 72           96           168
                                                                     ====          ===           ===


       Income tax expense attributable to income from continuing operations was $377 and $168 for the years ended December 31, 1998 and 1997, respectively, and differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as a result of the following:



                                                                                1998        1997
                                                                                ----        ----

                  Computed "expected" tax expense                               $384         130
                  Increase (reduction) in income taxes resulting from:
                      Difference in U.S. and foreign tax rates                   (79)        (23)
                      Increase in valuation allowance for deferred
                        tax assets                                                75          --
                      Other                                                       (3)         61
                                                                                ----        ----

                                                                                $377         168
                                                                                ====        ====



                                       57                            (Continued)

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       December 31, 1998 and 1997 and (Unaudited) June 30, 1999 and 1998

                      (In thousands, except per share data)





       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1998 are as follows:

                  Deferred tax assets:
                      Accounts receivable                          $ 22
                      Pension                                        10
                      Net operating loss carryforward                75
                                                                   ----
                           Gross deferred tax assets                107
                      Less valuation allowance                       75
                                                                   ----
                           Net deferred tax assets                   32
                                                                   ----


                  Deferred tax liabilities:
                      Property, plant, and equipment                447
                      Cost and estimated earnings in
                        excess of billings on uncompleted
                        contracts                                   149
                                                                   ----
                           Total deferred tax liabilities           596
                                                                   ----

                           Net deferred tax liability              $564
                                                                   ====

       The valuation allowance for deferred tax assets as of January 1, 1998 and 1997 was $-0-. The net change in the total valuation allowance for the years ended December 31, 1998 and 1997 was an increase of $75. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

       At December 31, 1998, the Company has net operating loss carryforwards for U.S. Federal income tax purposes of $188 which are available to offset future Federal taxable income, if any, through 2008.


(11)   PREFERRED STOCK

       The Company issued 1,130 shares of 8% Series A cumulative preferred stock in April 1998 for $1.90 per share in a private placement. Proceeds to the Company were $2,056, net of offering expenses of $91. The preferred stock was convertible into shares of common stock of the Company on a one-for-one basis after 90 days. The preferred stock accrued dividends of $47 which were paid in connection with the conversion of all of the outstanding preferred stock into the Company's common stock in August 1998.



                                       58                            (Continued)

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       December 31, 1998 and 1997 and (Unaudited) June 30, 1999 and 1998


                      (In thousands, except per share data)




(12)   COMMON STOCK AND OPTIONS

       In April 1998, the Company issued 357 shares at $1.40 per share pursuant to a private placement. Proceeds to the Company amounted to $450, net of offering expenses of $50.

       In July 1998, the Company issued 789 shares at $1.90 per share pursuant to a private placement. Proceeds to the Company amounted to $1,328, net of offering expenses of $172.

       In September and December 1998, the Company issued 10 shares and 5 shares, respectively, at $3.25 per share. Proceeds to the Company amounted to $47.

       In connection with the acquisition of Weld Tech AS, the Company issued the former owner of Weld Tech AS an option to acquire 200,000 shares of common stock of the Company at $2.75 per share (see note 14).

(13)   EARNINGS PER SHARE


       The Company has adopted the provisions of Statements of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", which is effective for fiscal years ending after December 15, 1997. Basic earnings per common share is based on the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the dilutive effect of common stock equivalents. For the six months ended June 30, 1999, diluted earnings per share have not been presented because stock options and warrants comprised common stock equivalents would have been anti-dilutive.

                                                                             YEARS ENDED
                                                                             DECEMBER 31,            SIX MONTHS ENDED JUNE 30
                                                                      ------------------------       ------------------------
                                                                      1998              1997         1999              1998
                                                                      ----              ----         ----              ----
                                                                                                           (UNAUDITED)
Numerator:
  Net income (loss)                                                  $   751              213       $  (367)             415
  Preferred stock dividends                                              (47)              --            --              (32)
                                                                     -------           ------       -------           ------
      Numerator for basic and diluted earnings per share             $   704              213       $  (367)             383
                                                                     =======           ======       =======           ======

Denominator:
  Denominator for basic earnings per share weighted average
    shares outstanding                                                11,138           10,013        12,824           10,137
  Effect of dilutive securities - stock options                           11               --            --               --
                                                                     -------           ------       -------           ------
      Denominator for diluted earnings per share                      11,149           10,013        12,824           10,137
                                                                     =======           ======       =======           ======

The effect of the "as if" conversion for the preferred stock on the diluted earnings per share is anti-dilutive and therefore has been excluded.




                                       59                            (Continued)

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       December 31, 1998 and 1997 and (Unaudited) June 30, 1999 and 1998


                      (In thousands, except per share data)




(14)   ACQUISITIONS


       In May 1998, the Company acquired all of the outstanding capital stock of Norsk Kjoleindustri AS ("Norwegian Cooling") located in Norway for $2,683 in cash. The acquisition was accounted for under the purchase method of accounting and accordingly, the results of operations are included from the date of acquisition. The acquisition resulted in goodwill of $494 which is being amortized over 20 years using the straight-line method.


       In September 1998, the Company acquired certain assets of OIN Sprinklers AS ("OIN") located in Norway for $144 consisting of $60 in cash and 22 shares of common stock of the Company. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations are included from the date of acquisition. The acquisition resulted in goodwill of $118 which is being amortized over 20 years using the straight-line method.


       In November 1998, the Company acquired all the outstanding stock of Weld Tech AS ("Weld Tech") located in Norway for $3,237 consisting of $1,349 in cash, 450 shares of common stock of the Company valued at $1,688 and an option to acquire 200 shares of the Company at $2.75 per share valued at $200. The acquisition was accounted for using the purchase method of accounting and accordingly, the results of operations are included from the date of acquisition. The acquisition resulted in goodwill of $2,545 which is being amortized over 20 years using the straight-line method.


       In November 1998, the Company acquired all the outstanding capital stock of Vest Norge Doors AS ("Vest Norge") located in Norway for $277 consisting of cash of $135 and 38 shares of common stock of the Company. The acquisition was accounted for under the purchase method of accounting and accordingly, the results of operations are included from the date of acquisition. The acquisition resulted in goodwill of $296 which is being amortized over 20 years using the straight-line method.

       In December 1998, the Company acquired all the outstanding capital stock of Hordaror AS ("Hordaror") located in Norway for $152 consisting of $104 in cash and 14 shares of common stock of the Company. The acquisition was accounted for using the purchase method of accounting and accordingly, the results of operations are included from the date of acquisition. The acquisition resulted in goodwill of $154 which is being amortized over 20 years using the straight-line method.



                                       60                            (Continued)

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       December 31, 1998 and 1997 and (Unaudited) June 30, 1999 and 1998


                      (In thousands, except per share data)




       The following represents the summary (unaudited) pro forma results of operations, for the more significant acquisitions, as if the Norwegian Cooling and Weld Tech acquisitions had occurred at the beginning of 1997:

                                                      1998          1997
                                                    --------       ------

                         Revenues                   $ 30,719       28,198
                         Net income                      844          325
                         Earnings per share:
                             Basic                       .07          .03
                             Diluted                     .07          .03


       Such pro forma information is not necessarily indicative of the results of operations which would have occurred or will occur in the future.


(15)   LEASES

       The Company has noncancelable leases, primarily for transportation equipment, that expire over the next three years. Rent expense for operating leases during 1998 and 1997 was $379 and $314, respectively. Future minimum lease payments under noncancelable operating leases as of December 31, 1998 are as follows:

                          YEARS ENDING
                          DECEMBER 31,
                          ------------

                              1999                                      $ 318
                              2000                                        214
                              2001                                         91
                                                                        -----

                                                                        $ 623
                                                                        =====

(16)   PENSION PLAN

       The Company has a defined benefit plan covering substantially all its employees. The benefits are based upon years of service and the employees' compensation during the years before retirement. Net pension costs for the years ended December 31, 1998 and 1997 were $14 and $-0-, respectively. The plan is unfunded and pension liabilities at December 31, 1998 were $38. The assumptions used to calculate such pension information were: discount rate of 7% and expected increase in compensation of 3%.



                                       61                            (Continued)

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       December 31, 1998 and 1997 and (Unaudited) June 30, 1999 and 1998


                      (In thousands, except per share data)




(17)   FAIR VALUE OF FINANCIAL INSTRUMENTS

       The carrying amounts for cash and cash equivalents, trade accounts receivable, cost and estimated earnings in excess of billings on uncompleted contracts, note payable - bank, accounts payable, accrued salaries and wages, accrued taxes other than income, accrued income taxes, and other current liabilities approximate fair value because of the short maturity of these instruments.

       The carrying amount for notes receivable - employees approximate fair value based upon a discounted cash flow analysis. The carrying amount for long-term debt which bears a variable rate approximates fair value based upon current borrowing rates for similar instruments.


(18)   OPERATING SEGMENTS


       The Company adopted SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in their financial statements. The standard defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing the performance. Based on the quantitative thresholds specified in SFAS 131, the Company has determined that it has four reportable segments. The four reportable segments are construction, service, production and post tensioning.

       Construction consists of all of the Company's operations involved in the design, engineering, installation and maintenance of HVAC, plumbing, and electrical products and services, both onshore and offshore.

       Maintenance and Service consists of operations related to service and maintenance contracts worldwide.

       Production consists of design, engineering and production of various technical and nontechnical products, such as SIMDUCTS.

       Post tensioning consists of construction reinforcing techniques for concrete oil and gas production platforms, bridges, tunnels and other post and bolt tensioning operations.



                                       62                            (Continued)

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


       December 31, 1998 and 1997 and (Unaudited) June 30, 1999 and 1998


                      (In thousands, except per share data)




       The accounting policies of the four operating segments are the same as those described in note 1. The Company evaluates the performance of its operating segments based upon revenues and gross profit. Intersegment revenues are not significant.


                                                                  MAINTENANCE
                                                                      AND                      POST      OTHER AND
                                                    CONSTRUCTION    SERVICE     PRODUCTION  TENSIONING  ELIMINATIONS   TOTAL
                                                    ------------  -----------   ----------  ----------  ------------   ------

        1998:
            Revenues                                  $ 12,302       4,824        3,565       3,850         (138)      24,403
            Gross profit                                   992         381          574       1,282          417        3,646
            Total assets                                 3,723       2,129        5,712         999        8,383       20,946
            Long-lived asset expenditures                  465         660        4,043          56        3,322        8,546
            Depreciation and amortization                  192          18          139          13           82          444

        1997:
            Revenues                                  $  8,415       1,405        2,779          --        1,141       13,740
            Gross profit                                   524         162          166          --          470        1,322
            Total assets                                 1,907         377        1,380          --        2,004        5,668
            Long-lived asset expenditures                   73          32        6,730          --        1,606        1,119
            Depreciation and amortization                  169          11          130          --           79          389

        Six months ended June 30,
            1999 (unaudited):
              Revenues                                $  8,629       2,130        3,016       1,773          626       16,174
              Gross profit                               1,394         325          344         670          334        3,067

        Six months ended June 30,
            1998 (unaudited):
              Revenues                                $  5,670       1,254        1,077       1,464          828       10,293
              Gross profit                               1,221         382          189         558         (256)       2,094



       The following table represents revenues by country based upon the location of domicile:

                                                       1998          1997
                                                      -------       ------

                  Norway                              $20,261       13,626
                  United Kingdom                        3,850           --
                  United States                           292          114
                                                      -------       ------

                                                      $24,403       13,740
                                                      =======       ======



                                       63                            (Continued)

                    SIMEX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       December 31, 1998 and 1997 and (Unaudited) June 30, 1999 and 1998


                      (In thousands, except per share data)




       The following table presents long-lived assets by country based on the location of domicile:

                                                       1998        1997
                                                      ------       -----

                  Norway                              $9,091       2,398
                  United Kingdom                          43          --
                  United States                           44          --
                                                      ------       -----

                                                      $9,178       2,398
                                                      ======       =====

                            SIMEX Technologies, Inc.
             Unaudited Pro Forma Consolidated Financial Information
                      (In thousands, except per share data)

In May 1998, SIMEX Technologies, Inc. and subsidiaries (the "Company") acquired 100% of Norsk Kjoleindustri AS ("Norwegian Cooling"), a Norwegian Company providing refrigeration services in Norway. The transaction was accounted for as a purchase with consideration of $2,683 in cash.

In November 1998, the Company acquired 100% of WeldTech AS ("Weld Tech"), a Norwegian Company providing welding services in Norway. The transaction was accounted for as a purchase with consideration of $1,349 in cash and 450 shares of the Company's common stock and an option to acquire 200 shares of the Company at $2.75 per share.

The following unaudited pro forma consolidated statement of operations for the year ended December 31, 1998 present the consolidated historical accounts of the Company, adjusted to give effect to the acquisitions of Norwegian Cooling and Weld Tech as of the beginning of the period presented.

The unaudited pro forma financial data and accompanying notes should be read in conjunction with the consolidated financial statements of the Company and related notes, as well as the consolidated financial statements and related notes of Norwegian Cooling and Weld Tech, all of which are included elsewhere in this registration statement. The Company believes that the pro forma adjustments set forth in the related notes provide a reasonable basis on which to present the pro forma financial data, which is provided for informational purposes only and should not be construed to be indicative of the Company's result of operations had the transactions and events described above been consummated on the dates assumed. The unaudited pro forma financial data is not intended to project the Company's results of operations for any future period.

                            SIMEX Technologies, Inc.
            Unaudited Pro Forma Consolidated Statement of Operations
                          Year ended December 31, 1998
                      (In thousands, except per share data)


                                           SIMEX                Norwegian       Weld       Pro forma
                                     Technologies, Inc.          Cooling        Tech      adjustments     Pro forma
                                     ------------------         ---------      ------     -----------     ---------
Revenues                                  $ 24,403                 5,638           823       (145)(1)       30,719

                                                                                             (145)(1)
Cost of revenues                            20,757                 1,929           621         49 (2)       26,211
                                          --------                ------       -------      -----          -------
          Gross profit                       3,646                   709           202        (49)           4,508

Selling, general, and
    administrative expenses                  2,245                   447            65        130(2)         2,887
                                          --------                ------       -------      -----          -------
          Operating income                   1,401                   262           137       (179)           1,621

Other expense                                 (273)                  (38)          (10)        --             (321)
                                          --------                ------       -------      -----          -------
          Income before income taxes         1,128                   224           127       (179)           1,300

Income taxes                                   377                    45            34         --              456
                                          --------                ------       -------      -----          -------
          Net income                      $    751                   179            93       (179)             844
                                          ========                ======       =======      =====          =======

Earnings per share:
     Basic                                $    .06                                                             .07
                                          ========                                                         =======
     Diluted                              $    .06                                                             .07
                                          ========                                                         =======

Weighted average common and
 dilutive shares outstanding:
      Basic                                 11,138                                            396           11,534
                                          ========                                          =====          =======
      Diluted                               11,149                                            475           11,624
                                          ========                                          =====          =======









See accompanying notes to unaudited pro forma consolidated statement of operations.

                            Simex Technologies, Inc.
        Notes to Unaudited Pro Forma Consolidated Statement of Operations
                          Year ended December 31, 1998



The following explanations describe the unaudited pro forma adjustments necessary to present the historical results of operations, giving effect to the acquisitions of Norwegian Cooling and Weld Tech.

(1)      Elimination of intercompany sales.

(2) Adjustment relates to depreciation of fair value adjustment for property, plant and equipment and amortization of the goodwill over 20 years.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and shareholders of Norsk Kjoeleindustri AS:

We have audited the accompanying consolidated statements of operations and of cash flows of Norsk Kjoeleindustri AS (the Company) for each of the years in the two-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards generally accepted in Norway, the Company's local standards, that are substantially equivalent to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the results of operations and cash flows of Norsk Kjoeleindustri AS for each of the years in the two-year period ended December 31, 1997, in conformity with generally accepted accounting principles in Norway.

Accounting principles generally accepted in Norway vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the two-year period ended December 31, 1997 to the extent summarized in Note 6 to the financial statements.

DELOITTE and TOUCHE AS



Stavanger, Norway
May 17, 1998

                             NORSK KJOELEINDUSTRI AS

                      Consolidated Statements of Operations

                                 (In thousands)


                                                                                                  THREE MONTHS
                                                                                                      ENDED
                                                          YEAR ENDED DECEMBER 31,                   MARCH 31,
-------------------------------------------------------------------------------------      --------------------------
                                            NOTE       1997        1997        1996         1998      1998      1997
-------------------------------------------------------------------------------------      --------------------------
                                                        USD        NOK         NOK          USD       NOK       NOK

Sales                                                  12 118     93 649       87 003       3 252    25 131    15 732

Operating expenses
Materials                                               7 425     57 378       53 476       1 859    14 370     9 869
Personnel costs                                         2 774     21 439       20 874         752     5 811     6 264
Other operating expenses                                1 424     11 005        9 841         424     3 280     1 977
Depreciation and Amortization                 3           191      1 478        1 256          31       239       370
Bad debts                                     2            49        377          129           7        52         0
                                                  --------------------------------------------------------------------
Total operating expenses                               11 863     91 677       85 576       3 073    23 752    18 480

Operating income (loss)                                   255      1 972        1 427         179     1 379    -2 748

Financial items
Financial income                                           12         94          290           0         0         0
Financial expenses                                       -137     -1 063       -1 043         -21      -161      -183
                                                  --------------------------------------------------------------------
Net financial items                                      -125       -969         -753         -21      -161      -183

Income (loss) before income taxes                         130      1 003          674         157     1 218    -2 931
                                                  --------------------------------------------------------------------

Income taxes                                  4            44        340          317          47       361      -128
Minority interests                                         15        118          -28          20       156        -2
----------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                          71        545          385          91       701    -2 801
======================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Translation of amounts from Norwegian Kroner (NOK) into U.S. Dollar (USD) for the convenience of the reader has been made at the noon buying rate by the Federal Reserve Bank of New York on March 31, 1999 of USD 1 = 7.728.

                             NORSK KJOELEINDUSTRI AS

                      Consolidated Statements of Cash Flows

                                 (In thousands)



                                                                                                   THREE MONTHS
                                                                                                       ENDED
                                                           YEAR ENDED DECEMBER 31,                   MARCH 31,
--------------------------------------------------------------------------------------       -------------------------
                                                 NOTE     1997       1997         1996        1998    1998      1997
--------------------------------------------------------------------------------------       -------------------------
                                                          USD        NOK          NOK         USD       NOK       NOK

CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)                                          71        545          385          71       701    -2 801
Adjustments to reconcile net income (loss)
to net cash provided by (used in)
operating activities:
     Depreciation and amortization                        191      1 478        1 256          31       239       370
     Gain (loss) on disposal                              -13        -98           33           0         0         0
     Deferred income taxes                                 35        270            9           0         0         0
Changes in operating assets and
liabilities, net of effects of
acquisitions:
     Accounts receivable                                 -104       -807       -1 095        -604    -4 668        -9
     Inventories                                         -139     -1 074         -977        -235    -1 819    -3 311
     Accounts payable                                      37        289         -776         897     6 778     6 014
     Other current liabilities                            208      1 608        1 027        -572    -4 415     1 338
                                                  ------------------------------------  ------------------------------
Net cash provided by (used in) operating                  286      2 211         -138        -412    -3 184     1 601
activities
                                                  ------------------------------------  ------------------------------

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of investment                                      1         10            0           0         0        10
Proceeds from sale of fixed assets                         44        340           84          28       219         0
Purchase of fixed assets                                 -108       -834       -1 031           0         0      -458
                                                  ------------------------------------  ------------------------------
Net cash flow provided by (used in)                       -63       -484         -947          28       219      -448
investing activities
                                                  ------------------------------------  ------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of indebtedness                                -141     -1 090         -140         -77      -590      -578
Proceeds from long-term debt                                                    1 693         162     1 250
Change in temporary bank overdraft                                                             95       734      -121
                                                  ------------------------------------  ------------------------------
Net cash flow provided by (used in)                      -141     -1 090        1 553         180     1 394      -699
financing activities
                                                  ------------------------------------  ------------------------------
Net change in cash and cash equivalents                    82        637          468        -204    -1 571       454
Cash and cash equivalents at the beginning                326      2 521        2 053         409     3 158     2 521
of period
                                                  ------------------------------------  ------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF                   408      3 158        2 521         205     1 587     2 975
PERIOD
======================================================================================  ==============================

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
INFORMATION:

Cash paid during the period for:
     Interest                                             137      1 063        1 043          21       161       183
     Income taxes                                          39        304          788          14       104         0

The accompanying notes are an integral part of the consolidated financial statements.

Translation of amounts from Norwegian Kroner (NOK) into U.S. Dollar (USD) for the convenience of the reader has been made at the noon buying rate by the Federal Reserve Bank of New York on March 31, 1999 of USD 1 = 7.728.

                             NORSK KJOELEINDUSTRI AS

                   Notes to Consolidated Financial Statements

             December 31, 1997 and 1996 and March 31, 1998 and 1997

                               (In NOK thousands)

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statement of Norsk Kjoeleindustri AS (the Company) and its subsidiaries have been prepared in accordance with accounting principles generally accepted in Norway.

Consolidation

The consolidated financial statements included Norsk Kjoeleindustri ASA and subsidiaries owned more than 50 percent. All material intercompany transactions have been eliminated.

REVENUE RECOGNITION

Revenue is recognized as goods are delivered or services are rendered. Revenue under fixed price contract is accounted for by the percentage-of-completion method, whereby income is recognized based on the estimated stage of completion of the individual contracts. Losses on contract are provided for in the period in which loss become determinable.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized only to the extent of recognized deferred tax liabilities. Income tax expense includes both current income tax expense and deferred income tax expense.

ACCOUNTS RECEIVABLE

Accounts receivable are recorded at its nominal value after deductions of bad debts.

INVENTORIES

Inventories are valued at the lower of purchased cost and net realizable value.

FIXED ASSETS

Depreciation expense is based on the estimated useful life of the asset.

FOREIGN CURRENCY TRANSACTIONS

Realized and unrealized gains and losses on monetary assets and liabilities are included in net income.

(2) ACCOUNTS RECEIVABLE

                                        1997     1996

Accounts receivable at face value      15 006   14 108
Provision for bad debts                  -354     -263
                                       ------   ------
Accounts receivable - net              14 652   13 845
                                       ------   ------
Realized losses                           286       49
Change in provision for bed debt           91       80
                                       ------   ------
Bad debt expense                          377      129
                                       ------   ------


(3) GOODWILL

                                  1997    1996

Goodwill                         2 879    2 879
Accumulated amortization        -2 139   -1 851
                                ------   ------
Goodwill - net                     740    1 028
                                ------   ------


Amortization expense at 10%        288      288
                                ------   ------

(4) INCOME TAXES

                                1997      1996

Current income tax expense        67      305
Deferred income tax expense      271        9
Other                              2        3
                                 ---      ---
Income tax expense               340      317
                                 ---      ---

The tax effects of temporary differences and tax loss carryforwards giving rise to deferred tax assets and liabilities were as follows for December 31, 1997 and 1996.

                                            1997        1996

Operating loss carryforwards                 -126          0
Shares in investments                         -94        -94
Guarantees                                   -750       -700
Inventory                                    -143       -244
Work in progress                            1 360        247
Receivables                                    79       -111
Fixed assets                                1 099      1 359
                                            -----      -----
Basis for calculation of deferred taxes     1 425        457
Tax rate                                       28%        28%
                                            -----      -----

Deferred taxes                                399        128
                                            -----      -----


(5) SUBSEQUENT EVENT

On May 15, 1998, an agreement was reached whereby the Simex AS, a Norwegian company, acquired all of the outstanding shares of the Company for approximately NOK 19,999.

(6) SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN NORWAY (NGAAP) AND THE UNITED STATES (USGAAP)

                                              YEAR ENDED     THREE MONTHS ENDED
                                             DECEMBER 31,         MARCH 31,
                                            1997     1996     1998       1997

Net earnings (loss) according to NGAAP       545      385      700      -2 801

None                                           0        0        0           0
                                             ------------    -----------------
Net earnings (loss) according to USGAAP      545      385      700      -2 801
                                             ------------    -----------------

To the Annual Shareholders' Meeting of Weld Tech AS

AUDITORS REPORT FOR 1997 AND 1996

We have audited the accompanying statements of profit and loss account and cash flows of Weld Tech AS for each of the years in the two-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards generally accepted in Norway, the Company's local standards, that are substantially equivalent to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Weld Tech AS for each of the years in the two-year period ended December 31, 1997, in conformity with generally accepted accounting principles in Norway.

Accounting principles generally accepted in Norway vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the two-year period ended December 31, 1997 to the extent summarized in the reconciliation from NGAAP to USGAAP.

Stavanger, Norway, February 25, 1999
ERNST and YOUNG

Bjorn Fossan
State Authorised Public Accountant

WELD TECH AS

PROFIT AND LOSS ACCOUNT

(USD 1000)                              Note        1997       1996       30.09.98       30.09.97
----------                              ----        ----       ----       --------       --------

Sales                                               1,217      821            755            941

Operating expenses
Materials                                             405      258            233            293
Personnel costs                                       405      426            284            316
Other operating expenses                              121       93             70             71
Depreciation                                           29       40             15             16
Bad debts                                               5        0              0              0
                                                    -----     ----           ----           ----
Total operating expenses                              965      817            602            696
Operating income                                      252        4            153            245

Financial items
Financial income                                        3        5              8              0
Financial expenses                                     23       27             15             17
                                                    -----     ----           ----           ----
Net financial items                                   -20      -22             -7            -17

Income (loss) before income taxes                     232      -18            146            228

Income taxes                             2             67        0             41             64
                                                    -----     ----           ----           ----
NET INCOME (LOSS)                                     165      -18            105            164
                                                    =====     ====           ====           ====

Transferred to dividends                               81        0
Transferred to/from legal reserve                      84      -11
Transferred from general reserve                        0       -7
                                                    -----     ----
Total transferred                                     165      -18
                                                    -----     ----

WELD TECH AS
CASH FLOWS STATEMENT

(USD 1 000)                                                                        1997       1996       30.09.98  30.09.97
                                                                                   ----       ----       --------  --------
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)                                                                  165        -18            105       164
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities:

      Depreciation and amortization                                                  29         40             15        16
Changes in operating assets and liabilities, net of effects of acquisitions:

      Accounts receivable                                                           -61         11             14      -345
      Inventories                                                                    -1         -3            -14         0
      Prepaid expenses and other current assets                                      12        -10            -17         0
      Accounts payable                                                               10          2             -4        32
      Accrued taxes other than income                                                65        -16             53        62
      Other current liabilities                                                      12          4             -9        20
                                                                                   ----        ---           ----      ----
Net cash flow provided by (used in) operating activities                           231         10            143       -51

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from sale of tangible fixed assets
Investment in tangible fixed assets                                                 -31         -3            -18       -32
                                                                                   ----        ---           ----      ----

Net cash flow used in investing activities                                          -31         -3            -18       -32
                                                                                   ----        ---           ----      ----

CASH FLOW FROM FINANCING ACTIVITIES
Payment long term loans                                                             -14        -16            -10       -11
Dividends paid                                                                        0        -16            -76         0
                                                                                   ----        ---           ----      ----

Net cash flow used in financing activities                                          -14        -32            -86       -11
                                                                                   ----        ---           ----      ----

Effect of changes in exchange rates on cash and cash equivalents                    -32          1            -26       -31
                                                                                   ----        ---           ----      ----

Net change in cash and cash equivalents                                             154        -24             13      -125
Cash and cash equivalents at the beginning of period                                208        232            362       208
                                                                                   ----        ---           ----      ----

CASH AND CASH EQUIVALENTS AT THE END OF PERIOD                                      362        208            375        83
                                                                                   ----        ---           ----      ----

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid during the period for:
      Interest                                                                       23         27             16       17
      Income taxes                                                                    0         16              0        0


WELD TECH AS

RECONCILIATION FROM NGAAP TO USGAAP

(USD 1 000)                                       1997       1996       30.09.98       30.09.97
-----------                                       ----       ----       --------       --------
Net earnings according to NGAAP                    165        -18            105            164
Change in deferred tax asset not recognized          2          5              2              4
Work in progress                                    -3          4

                                                  ----       ----       --------       --------
Net earnings according to USGAAP                   164         -9            107            168
                                                  ----       ----       --------       --------

NOTES TO THE FINANCIAL STATEMENTS FOR 1997 AND 1996

NOTE 1 - INVENTORIES/WORK IN PROGRESS

The inventories are valued at the lower of cost and real value. Work in progress is valued according to percentage completion without profits. The calculated earned profits at year end is not recognized as revenue.

NOTE 2 - TAX (USD)

Tax expense, deferred tax

Income before income taxes                                  232.423
Permanent differences                                           636
Change in temporary differences                               8.934
Loss carry forward                                        -     199
                                                          ---------
Taxable income                                              241.794
                                                          ---------
The tax expense for 1997 consist solely of taxes payable.

     241.794 x 28% = 67.702

Temporary differences as of 31.12.97

Provision for losses on accounts receivable               -   9.568
Fixed assets                                              -  20.386
                                                          ---------
Net negative temporary differences                        -  29.954
                                                          ---------

Deferred tax is calculated on the basis of temporary differences. The company has net negative temporary differences which leads to a deferred tax asset. According to the Norwegian company act, it is not allowed to recognize this deferred tax asset in the balance sheet.

                                   PART III

ITEM 1.   INDEX TO EXHIBITS.

A. EXHIBITS

(2)   2.1 Certificate of Merger

      2.2 Plan of Merger

(3)   3.1 Certificate of Incorporation

      3.2 Bylaws

(4)  Form of Common Stock Certificate

(10) 10.1 Acquisition Documents

          10.1(a) April 28, 1998 Agreement and Plan of Reorganization between Maile International, Inc. and Simex AS

          10.1(b) May 15, 1998 Stock Purchase Agreement between shareholders of Norsk Kjoleindustri AS and Simex AS

          10.1(c) November 17, 1998 Stock Purchase Agreement between shareholders of Weld Tech AS and Simex AS

          10.1(d) December 18, 1998 Stock Purchase Agreement between shareholders of Hordaror AS and Simex AS

          10.1(e) November 17, 1998 Stock Purchase Agreement between shareholders of Vest Norge Doors AS and Simex AS

          10.1(f) September 22, 1998 Stock Purchase Agreement between shareholders of OIN Sprinkler and Simex AS

     10.2 Material Leases

          10.2(a) March 26, 1999 Fleet Agreement between Brodrene Kverneland Bryne AS and Simex AS

          10.2(b) November 27, 1998 Lease Agreement between Tjelta Eiendom I AS (TE) and Simex AS

     10.3 Other Material Contracts

          10.3(a) License Agreements between subsidiaries of the Company and HRS Systems, Inc.

          10.3(b) April 29, 1999 Loan Agreement between Sparebanken Rogaland and Simex A/S

          10.3(c) August 1, 1998 Promissory Notes between Simex/NK Technologies, Inc. and shareholders, Elmer Lunde, Oystein Frajord, and Knut T. Rosvold

          10.3(d) July 13, 1999 Resignation Agreement between Kjell I. Jagelid and the Company

(21) 21.1 List of the Company's Subsidiaries

(27) 27.1 Financial Data Schedules (for SEC use only)

     27.2 Restated Financial Data Schedules (for SEC use only)

     27.3 Restated Financial Data Schedules (for SEC use only)

     27.4 Restated Financial Data Schedules (for SEC use only)

(99) Certification of Translated Foreign Language Documents

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    SIMEX TECHNOLOGIES, INC.


                                    Date September 14, 1999
                                       ---------------------------------------


                                    By /s/ Elmer Lunde
                                       ---------------------------------------
                                       Chairman of the Board of Directors
                                       President and Treasurer


                                    By /s/ Warren L. Traver
                                       ---------------------------------------
                                       Director and Executive Vice-President


                                       80